IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Investors Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001326807
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-125703
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Short Hills, State of New Jersey, on **June 10**, 2005.

INVESTORS BANCORP, INC.

By: /s/ Robert M. Cashill
Robert M. Cashill
President and Chief Executive Officer

EXHIBIT 99.3

Investors Bancorp, Inc.

Conversion Valuation Appraisal

May 31, 2005

Table of Contents
Investors Bancorp, Inc.
Short Hills, New Jersey

List of Figures
Investors Bancorp, Inc.
Short Hills, New Jersey

List of Exhibits
Investors Bancorp, Inc.
Short Hills, New Jersey

Introduction

Investors Bancorp, Inc. (the "Mid Tier"), a Delaware corporation, is offering common stock on a best efforts basis. The shares being offered represent 44.40% of the shares of common stock of the Mid Tier that will be outstanding following the offering. The Mid Tier also intends to contribute shares of common stock, or 1.33% of the shares of the Mid Tier that will be outstanding following the offering, and cash equal to 0.44% of the aggregate value of the Mid Tier to a charitable foundation established by Investors Savings Bank. After the stock offering, 54.27% of the Mid Tier's outstanding common stock will be owned by Investors Bancorp, MHC, a New Jersey-chartered mutual holding company parent. The Mid Tier is the holding company for Investors Savings Bank, a New Jersey-chartered savings bank. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Investors Bancorp, Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 44.40% of the total shares will be sold to the depositors and public,
- 1.33% of the total shares will be contributed to a charitable foundation,
- cash equal to 0.44% of the aggregate value of the Bank will be contributed to a charitable foundation,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $5.3 million at the midpoint,
- there will be an ESOP equal to 8% of the sum of the shares sold plus the shares contributed to the foundation funded internally, amortized over 30 years straight-line,
- there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 4.90% of the total shares outstanding, expensed at $4.07 per option over 5 years straight-line,
- the tax rate is assumed at 35.00%, and
- the net proceeds will be invested at the three-year treasury rate of 3.96%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended June 30, 2003 and June 30, 2004. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Sandler O'Neill & Partners, LLP (the Bank's underwriter), and Luse Gorman Pomerenk & Schick, P.C. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of March 31, 2005, the Bank had $4.9 billion in total assets, $3.3 billion in deposits, $1.7 billion in net loans and $397.9 million in equity. The following table shows the Bank's facilities as of March 31, 2005.

FIGURE 1 – CURRENT FACILITIES LIST

Location:	Owned Or Leased	Year Acquired Or Leased	Date of Lease Expiration
Main Office:			
101 JFK Parkway Short Hills, NJ 07078	Leased	2004	2019
Branches:			
27 Prospect Street East Orange, NJ 07017	Leased	1995	2008
34 Union Avenue Irvington, NJ 07111	Owned	1973	NA
1331 Springfield Avenue Irvington, NJ 07111	Owned	1994	NA
1065 Stuyvesant Avenue Irvington, NJ 07111	Owned	1973	NA
493 South Livingston Road Livingston, NJ 07039	Leased	1997	2009
371 East Northfield Road Livingston, NJ 07039	Owned	1995	NA
243 Millburn Avenue Millburn, NJ 07071	Leased	1995	2005
3563 Route 22 East Whitehouse, NJ 08888	Leased	2000	2010
1655-65 Oak Tree Road Edison, NJ 08820	Leased	1997	2007
345-A Matawan Road Matawan, NJ 07747	Leased	2002	2012
597 Stelton Road Piscataway, NJ 08854	Leased	1999	2009
Highway 34, P.O. Box 127 Colts Neck, NJ 07722	Owned	1995	NA
88 Norwood Avenue, P.O. Box 227 Deal, NJ 07723	Owned	1995	NA
Hwy 9 & Adelphia Road Freehold, NJ 07728	Leased	1974	2007
169 Broadway Long Branch, NJ 07740	Owned	1995	NA
450 Union Hill Road Morganville, NJ 07751	Leased	2001	2006
Route 35 & Harmony Road Middleton, NJ 07748	Leased	2001	2011
Hwy 36 and Valley Drive Navesink, NJ 07752	Leased	1993	2008
Hwy 71 and Warren Avenue Spring Lake Heights, NJ 07762	Owned	1974	NA
2426 Hwy 34 North Manasquan, NJ 08736	Owned	2000	NA
169 Main Street Chatham, NJ 07928	Leased	1996	2011

Location:	Owned Or Leased	Year Acquired Or Leased	Date of Lease Expiration
3130 Route 10 West Denville, NJ 07834	Leased	2002	2007
276 Route 53 Suite 3 Denville, NJ 07834	Leased	2002	2007
16 Waverly Place Madison, NJ 07940	Leased	1988	2008
736 Speedwell Avenue Morris Plains, NJ 07950	Leased	2003	2008
275 State Route 10 East Succasunna, NJ 07876	Leased	1997	2012
1153 Valley Road Sterling, NJ 07980	Leased	1999	2009
273 Brick Boulevard Brick, NJ 08723	Owned	1999	NA
130 North County Line Road Jackson, NJ 08527	Owned	2004	NA
425 Route 70 Lakewood, NJ 08701	Owned	2000	NA
874 Fischer Boulevard, Bay Plaza Toms River, NJ 08753	Leased	1995	2015
864 Route 37 Toms River, NJ 08755	Leased	1998	2029
77 Lacey Road Whiting, NJ 08759	Owned	1997	NA
315 Route 202/206 Bedminster, NJ 07978	Leased	2002	2012
225 Demott Lane Somerset, NJ 08873	Leased	2000	2015
56 Westfield Avenue Clark, NJ 07066	Owned	1995	NA
77 Central Avenue Clark, NJ 07066	Leased	1995	2010
300 South Avenue Garwood, NJ 07027	Leased	2001	2011
1128 Liberty Avenue Hillside, NJ 07205	Leased	1975	2010
1260 Springfield Avenue New Providence, NJ 07974	Leased	1998	2009
130 Watchung Avenue Plainfield, NJ 07060	Owned	1992	NA
437 Park Avenue Scotch Plains, NJ 07076	Leased	1997	2007
173 Mountain Avenue Springfield, NJ 07081	Owned	1980	NA
207 Morris Avenue (and Mountain Ave.) Springfield, NJ 07081	Leased	1996	2007
977 Stuyvesant Avenue Union, NJ 07083	Owned	1978	NA
2441 A Route 22 West Union, NJ 07083	Leased	2000	2013

Source: Offering Prospectus

HISTORY

Investors Savings Bank ("Investors") is a New Jersey-chartered savings bank headquartered in Short Hills, New Jersey. Originally founded in 1926 as a New Jersey-chartered mutual savings and loan association, Investors has grown through acquisitions and internal growth, including *de novo* branching. In 1992, Investors converted its charter to a mutual savings bank. Investors conducts business from its main office located at 101 JFK Parkway, Short Hills, New Jersey, and its 46 branch offices located in Essex, Hunterdon, Middlesex, Monmouth, Morris, Ocean, Somerset and Union Counties, New Jersey. At March 31, 2005, assets totaled $4.9 billion and deposits totaled $3.3 billion.

Investors is in the business of attracting deposits from the public through its branch network and borrowing funds in the wholesale markets to originate loans and to invest in securities. A large percentage of Investors assets are invested in securities, primarily U.S. Government and Federal Agency obligations, mortgage-backed and other securities. Investors also originates mortgage loans secured by one- to four-family residential real estate and consumer loans, the majority of which are home equity loans and home equity lines of credit. Recently, Investors expanded its lending activities to include commercial real estate, construction and multi-family loans. Investors offers a variety of deposit accounts and emphasizes exceptional customer service. Investors is subject to comprehensive regulation and examination by both the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation.

In October 2003 Investors implemented a strategy to change the mix of assets and liabilities from one focused on securities and wholesale borrowings to one focused on loans and deposits. This strategy calls for shifting assets from securities to loans, and shifting liabilities from wholesale borrowings to retail deposits, with an emphasis on core deposits. At June 30, 2003, the securities portfolio totaled $4.2 billion and represented 77.6% of total assets compared to March 31, 2005 when securities totaled $3.0 billion and represented 61.1 % of total assets. Wholesale borrowings have also declined from June 30, 2003 when borrowings totaled $1.7 billion or 35.2% of total liabilities compared to March 31, 2005 when borrowings totaled $1.2 billion or 26.6% of total liabilities.

STRATEGIC DIRECTION

The Bank's business strategy is to grow and improve profitability by:

- Remaining a community-oriented financial institution with a continued emphasis on personalized customer service;
- Continuing to expand its branch network through *de novo* branching and branch acquisitions and through selective acquisitions of financial institutions;
- Increasing its loan portfolio as a percentage of assets;
- Diversifying its loan portfolio through the origination of commercial real estate, construction and multi-family loans;
- Increasing core deposits, including transactional and checking accounts; and
- Maintaining a high level of asset quality.

BALANCE SHEET TRENDS

The Bank's balance sheet decreased by $427.3 million, or 8.03%, from $5.3 billion at June 30, 2004 to $4.9 billion at March 31, 2005. The decline is assets was the result of an asset and liability restructuring transaction, whereby the Bank sold securities and with the proceeds prepaid borrowings. This transaction resulted in a pre-tax charge of $54.0 million in the quarter ended March 31, 2005.

Equity has decreased $3.7 million from $401.7 million at June 30, 2004 to $397.9 million at March 31, 2005. The equity to assets ratio is currently 8.14%.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Asset ($ in thousands)
$4,675,561
$4,870,082
$5,215,179
$5,352,404
$5,318,140
$4,890,874
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Equity ($ in thousands)
Assets
Equity
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-05

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At March 31,	At June 30,				
	2005	2004	2003	2002	2001	2000
Selected Financial Condition Data:		$ in thousands				
	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Assets	$ 4,890,874	$ 5,318,140	$ 5,352,404	$ 5,215,179	$ 4,870,082	$ 4,675,561
Loans receivable, net	1,664,101	1,105,881	778,451	992,910	978,659	998,887
Loans held-for-sale	3,872	1,428	10,991	2,601	-	-
Securities held to maturity	2,210,366	2,522,811	3,851,921	3,830,055	3,418,304	3,423,460
Securities available for sale, at estimated fair value	780,110	1,421,073	303,525	117,060	210,486	68,356
Bank owned life insurance	76,585	75,543	74,541	37,461	-	-
Deposits	3,273,437	3,266,935	3,172,826	2,834,420	2,282,177	2,100,689
Borrowings	1,194,277	1,604,798	1,744,827	1,969,855	2,226,882	2,238,903
Stockholders' equity	397,917	401,663	392,537	365,221	324,658	298,357

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Selected Financial Ratios and Other Data:	At or for the Nine Months Ended March 31,		At or for the Years Ended June 30,				
	2005	2004	2004	2003	2002	2001	2000
Performance Ratios:							
Return on average assets	-0.25%	0.43%	0.37%	0.52%	0.71%	0.61%	0.62%
Return on average equity	-3.31%	5.89%	5.00%	7.56%	10.65%	9.71%	10.19%
Interest rate spread	1.74%	1.40%	1.42%	1.37%	1.73%	1.26%	1.35%
Net interest margin	1.92%	1.56%	1.58%	1.56%	1.97%	1.59%	1.65%
Efficiency ratio	123.91%	60.28%	63.06%	54.46%	42.06%	34.38%	44.01%
Noninterest expense to average assets	2.22%	1.00%	1.02%	0.90%	0.81%	0.69%	0.73%
Average interest-earning assets to average interest-bearing liabilities	1.07x	1.06x	1.06x	1.06x	1.07x	1.06x	1.06x
Asset Quality Ratios:							
Non-performing assets to total assets	0.18%	0.17%	0.17%	0.20%	0.24%	0.25%	0.28%
Non-performing loans to total loans	0.51%	0.95%	0.82%	1.37%	1.21%	1.22%	1.22%
Allowance for loan losses to non-performing loans	65.44%	52.01%	57.29%	44.40%	35.82%	32.14%	29.48%
Allowance for loan losses to total loans	0.33%	0.49%	0.47%	0.61%	0.43%	0.39%	0.36%
Capital Ratios (Mid Tier):							
Risk-based capital (to risk weighted assets)	22.37%	26.92%	26.55%	27.58%	26.88%	22.93%	23.45%
Tier 1 risk-based capital	22.06%	26.60%	26.22%	27.24%	26.56%	22.66%	23.16%
Core capital (to average assets)	7.57%	7.54%	7.69%	7.12%	6.95%	6.75%	6.23%
Equity to total assets	8.14%	7.77%	7.55%	7.33%	7.00%	6.67%	6.38%
Average equity to average assets	7.70%	7.24%	7.36%	6.86%	6.66%	6.32%	6.07%
Tangible capital (to tangible assets)	8.11%	7.75%	7.52%	7.30%	6.97%	6.68%	6.39%
Other Data:							
Number of full service offices	46	45	45	45	43	37	33
Full time equivalent employees	410	437	412	437	404	325	315

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $558.2 million from June 30, 2004 to March 31, 2005, and as a percent of assets, the loan portfolio has increased from 20.79% to 34.02%, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART


Loans receivable, net
$ in thousands
Net loans to assets ratio
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
$998,887
$978,659
$992,910
$778,451
$1,105,881
$1,664,101
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-05
Loans receivable, net
Net loans to assets

Source: Offering Prospectus

Since 2000, the loan mix has shifted toward residential 1-4 loans and away from FHA mortgages.

FIGURE 6 - LOAN MIX AS OF MARCH 31, 2005 CHART

	At March 31,		At June 30,									
	2005		2004		2003		2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousand)							
Residential mortgage loans:												
One-to-four-family	$ 1,541,777	92.95%	$ 987,958	89.26%	$ 652,532	83.41%	$ 831,326	83.62%	$ 809,304	82.62%	$ 829,505	82.99%
FHA	32,674	1.97	43,923	3.97	67,633	8.65	101,013	10.16	107,251	10.95	106,671	10.67
Total residential mortgage loans	1,574,451	94.92	1,031,881	93.23	720,165	92.06	932,339	93.78	916,555	93.57	936,176	93.66
Multi-family and commercial	8,683	0.52	6,147	0.56	7,011	0.90	7,878	0.79	4,902	0.50	7,319	0.73
Construction loans	1,505	0.09	845	0.08	145	0.02	380	0.04	2,829	0.29	1,729	0.17
Consumer and other loans:												
Home equity loans	37,594	2.27	29,731	2.69	21,948	2.81	28,288	2.85	33,246	3.39	30,958	3.10
Home equity credit lines	35,166	2.12	36,513	3.30	31,321	4.00	23,599	2.37	20,561	2.10	21,756	2.18
Other	1,331	0.08	1,588	0.14	1,620	0.21	1,718	0.17	1,421	0.15	1,617	0.16
Total consumer loans and other loans	74,091	4.47	67,832	6.13	54,889	7.02	53,605	5.39	55,228	5.64	54,331	5.44
Total loans	$ 1,658,730	100.00%	$ 1,106,705	100.00%	$ 782,210	100.00%	$ 994,202	100.00%	$ 979,514	100.00%	$ 999,555	100.00%
Premium on purchased loans	11,736		5,274		1,694		3,160		3,046		2,976	
Deferred loan fees	(840)		(905)		(703)		(132)		(54)		(62)	
Allowance for loan losses	(5,525)		(5,193)		(4,750)		(4,320)		(3,847)		(3,582)	
Net loans	$ 1,664,101		$ 1,105,881		$ 778,451		$ 992,910		$ 978,659		$ 998,887	

Source: Offering Prospectus

The loan mix is almost exclusively residential mortgages.

FIGURE 7 - LOAN MIX AT MARCH 31, 2005


Residential mortgages
94.92%
Commercial mortgages
0.52%
Construction
0.09%
Consumer
4.47%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio decreased significantly between June 30, 2003 and March 31, 2005. The decline is a function of the Bank's strategy of shifting the asset mix from securities to loans. Also, in the quarter ended March 31, 2005, the Bank undertook an asset and liability restructuring transaction.

FIGURE 8 - SECURITIES CHART


$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$ in thousands
$3,491,816
$3,628,790
$3,947,115
$4,155,446
$3,943,884
$2,990,476
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-05

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.
Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio.

FIGURE 9 - INVESTMENT MIX

	At March 31,		At June 30,					
	2005		2004		2003		2002	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)					
Securities Held-to-Maturity								
U.S. Government and agency obligations	$ 120,656	$ 117,400	$ 130,986	$ 126,638	$ 126,542	$ 127,293	$ 2,562	$ 2,623
Municipal bonds	18,234	18,632	18,326	18,806	25,252	26,950	25,721	26,914
Other debt	2,000	1,998	-	-	-	-	-	-
	140,890	138,030	149,312	145,444	151,794	154,243	28,283	29,537
Mortgage-backed securities:								
Freddie Mac	1,172,464	1,156,432	1,339,589	1,326,743	1,869,333	1,888,813	1,539,861	1,556,436
Ginnie Mae	23,060	23,707	73,769	75,620	200,910	208,672	337,324	346,722
Fannie Mae	662,334	655,857	694,302	693,223	940,145	961,250	840,670	854,623
Federal housing authorities	3,371	3,740	1,525	1,525	6,444	6,444	12,632	12,632
Non-agency	208,247	205,294	264,314	261,963	683,295	687,310	1,071,285	1,081,969
Total mortgage-backed held to maturity	2,069,476	2,045,030	2,373,499	2,359,074	3,700,127	3,752,489	3,801,772	3,852,382
Total securities held to maturity	2,210,366	2,183,060	2,522,811	2,504,518	3,851,921	3,906,732	3,830,055	3,881,919
Securities Held-for-Sale								
Equity securities	35,000	35,010	56,875	56,931	59,969	58,377	26,969	24,250
Other debt	-	-	-	-	10,000	10,104	10,000	10,160
	35,000	35,010	56,875	56,931	69,969	68,481	36,969	34,410
Mortgage-backed securities:								
Freddie Mac	199,754	197,566	422,859	416,902	60,542	61,017	-	-
Fannie Mae	318,388	315,071	699,542	689,686	130,904	130,639	35,367	35,111
Non-agency securities	236,234	232,463	261,129	257,554	44,024	43,388	47,772	47,539
Total mortgage-backed securities available-for-sale	754,376	745,100	1,383,530	1,364,142	235,470	235,044	83,139	82,650
Total securities available-for-sale	789,376	780,110	1,440,405	1,421,073	305,439	303,525	120,108	117,060
Total securities	$ 2,999,742	$ 2,963,170	$ 3,963,216	$ 3,925,591	$ 4,157,360	$ 4,210,257	$ 3,950,163	$ 3,998,979

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets has trended downward since June 30, 2000. At March 31, 2005, nonperforming assets were $8.6 million, or 0.18% of total assets.

FIGURE 10 - ASSET QUALITY CHART


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
NPLs, REO and other NPAs
$ in thousands
$13,150
$12,259
$12,265
$10,807
$9,220
$8,567
0.28%
0.25%
0.24%
0.20%
0.17%
0.18%
Nonperforming Assets
NPAs to Pd End Assets
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-05
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
NPAs to Pd End Assets

Source: Offering Prospectus

At March 31, 2005, the Bank's nonperforming loans to total loan ratio was 0.51% and the nonperforming loans to total assets ratio was 0.18%.

FIGURE 11 - NON-PERFORMING LOANS

	At March 31,	At June 30,				
	2005	2004	2003	2002	2001	2000
	(Dollars in thousands)					
Non-accrual loans:						
Residential mortgage loans:						
One to four family	$ 2,937	$ 3,021	$ 3,786	$ 5,098	$ 5,587	$ 7,498
FHA	4,891	5,559	6,324	6,003	5,610	4,361
Total residential mortgage loans	7,828	8,580	10,110	11,101	11,197	11,859
Multi family and commercial	547	437	451	857	420	-
Construction loans	-	-	-	-	-	-
Consumer and other loans:						
Home equity loans	38	18	24	38	140	210
Home equity credit lines	30	30	110	66	209	79
Other	1	1	2	1	3	2
Total consumer and other loans	69	49	136	105	352	291
Total	8,444	9,066	10,697	12,063	11,969	12,150
Total nonperforming loans	8,444	9,066	10,697	12,063	11,969	12,150
Real estate owned	123	154	110	202	290	1,000
Total nonperforming assets	$ 8,567	$ 9,220	$ 10,807	$ 12,265	$ 12,259	$ 13,150
Total nonperforming loans to total loans	0.51%	0.82%	1.37%	1.21%	1.22%	1.22%
Total nonperforming loans to total assets	0.17%	0.17%	0.20%	0.23%	0.25%	0.26%
Total nonperforming assets to total assets	0.18%	0.17%	0.20%	0.24%	0.25%	0.28%

Source: Offering Prospectus

The ALLL increased $332 thousand from June 30, 2004 to March 31, 2005. The Bank's ALLL to loans ratio decreased from 0.47% at June 30, 2004 to 0.33% at March 31, 2005.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART



$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
ALLL
$ in thousands
$3,582
$3,847
$4,320
$4,750
$5,193
$5,525
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ALLL to Loans
ALLL
ALLL to Loans
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-05

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits have increased $6.5 million from June 30, 2004 to March 31, 2005. Borrowings have trended downward since June 30, 2000. During the nine month period ended March 31, 2005, borrowings decreased $410.5 million. The decline is a function of the asset liability restructuring transaction.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$ in thousands
$2,100,689
$2,238,903
$2,282,177
$2,226,882
$2,834,420
$1,969,855
$3,172,826
$1,744,827
$3,266,935
$1,604,798
$3,273,437
1,194,277
Total Deposits
Borrowed Funds
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-05

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of March 31, 2005. The largest portion of the deposit mix is certificates of deposit.

FIGURE 14 - DEPOSIT MIX


NOW & Super NOW
Accounts
7.14%
Savings
8.52%
Money market
11.00%
Certificates of deposit
73.34%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the Bank's net portfolio value and net interest income and changes in both based upon various interest rate shock scenarios.

FIGURE 15 – INTEREST RATE RISK

	Net Portfolio Value			Net Interest Income		
		Estimated Increase (Decrease)			Increase (Decrease) in Estimated Net Interest Income	
Change in Interest Rates	Estimated NPV	Amount	Percent	Estimated Net Interest Income	Amount	Percent
(basis points)			(Dollars in thousands)			
+300bp	$ 191,930	(373,911)	-66.1%	$ 93,223	$ (10,883)	-10.5%
+200bp	326,002	(239,839)	-42.4%	97,715	(6,391)	-6.1%
+100bp	455,356	(110,485)	-19.5%	101,351	(2,755)	-2.6%
0bp	565,841	-	-	104,106	-	
-100bp	642,753	76,912	13.6%	107,097	2,991	2.9%

Source: Offering Prospectus

NET WORTH AND CAPITAL

At March 31, 2005, the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At March 31, 2005 Amount ($000's)	At March 31, 2005 Percentage of Assets
GAAP Capital	$ 397,892	8.14%
Tier 1 (Core) Capital (to Average Assets)		
Capital Level	$ 403,850	7.57%
Requirement	213,465	4.00%
Excess	$ 190,385	3.57%
Tier 1 (Core) Capital (to Risk-Weighted Assets)		
Capital Level	$ 403,850	22.06%
Requirement	73,218	4.00%
Excess	$ 330,632	18.06%
Total Capital (to Risk-Weighted Assets)		
Capital Level	$ 409,375	22.36%
Requirement	146,436	8.00%
Excess	$ 262,939	14.36%

Source: Offering Prospectus

INCOME AND EXPENSE TRENDS

The Bank's net income has fluctuated since the twelve months ended June 30, 2000. Net income for the twelve months ended June 30, 2002 was $35.9 million. This was an increase of $6.5 million over the net income for the twelve months ended June 30, 2002. The increase was attributable to increased net interest income, as interest expense decreased. Net income trended downward between the twelve months ended June 30, 2002 and the twelve months ended June 30, 2004.

The net loss for the nine months ended March 31, 2005 was $27.4 million below the net income for the nine ended March 31, 2004. The decrease is primarily attributable to charges recognized as part of an asset and liability restructuring transaction. The Bank prepaid approximately $448.0 million in borrowings and recognized a $43.6 million pre-tax charge. In order to fund the prepayment of the borrowings, the Bank sold approximately $500.0 million in securities at a pre-tax loss of $10.4 million. Adjusting for these items, along with other less material one-time charges, the Bank earned $24.9 million in core net income for the nine months ended March 31, 2005, an increase of $7.7 million from the net income for the nine months ended March 31, 2004. The increase in core net income was primarily attributable to a $13.1 million increase in net interest income. All of the adjustments to net income are detailed in Figure 18.

FIGURE 17 - NET INCOME CHART


$40,000
$30,000
$20,000
$10,000
$0
($10,000)
($20,000)
$ in thousands
$28,659
$29,345
$35,869
$28,270
$19,837
$17,246
($10,141)
For the Twelve Months Ended
For the Nine Months Ended
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-04
Mar-05

Source: Offering Prospectus

The following table provides FinPro's calculation of the Bank's core net income for the nine months and the twelve months ended March 31, 2005.

FIGURE 18 – CORE NET INCOME CALCULATION

(Unaudited)	For the nine months ended March 31, 2005	For the twelve months ended March 31, 2005
	(Dollars in thousands)	
Net income (loss)	$ (10,141)	$ (7,550)
Pre-tax adjustments:		
Loss on sale of securities in connection with the restructuring of the balance sheet	10,353	10,353
Loss on early extinguishment of debt in connection with the restructuring of the balance sheet	43,616	43,616
Other-than-temporary loss on FHLMC preferred stock held in AFS portfolio		3,094
Impairment charge related to office space leased by the Bank		1,040
Gain on sale of securities	(601)	(602)
Allocate benefit expense reversal (booked in 6/04) over fiscal year 2004		(222)
Less: tax adjustment	(18,278)	(18,564)
Core net income	$ 24,949	$ 31,165
Core ROAA	0.63%	0.58%
Core ROAE	8.13%	7.69%

Source: Offering Prospectus and discussions with Bank Management

The net interest spread and margin increased between the nine months ended March 31, 2005 and the nine months ended March 31, 2004. The increase is attributable to a higher yield on earning assets, which was partially offset by a higher cost of interest bearing liabilities. The increase in yield on earning assets was predominately a function of a shift in the asset mix from cash and securities to higher yielding loans.

FIGURE 19 - AVERAGE YIELDS AND COSTS

	For the Nine Months Ended March 31,					
	2005			2004		
	Average Balance	Interest & Dividends	Yield/ Rate	Average Balance	Interest & Dividends	Yield/ Cost
Interest-earning assets:						
Due from banks	$ 20,916	$ 342	2.18%	$ 109,962	$ 684	0.83%
Securities available-for-sale	1,326,722	39,161	3.94%	1,099,745	36,142	4.38%
Securities held to maturity	2,344,685	76,376	4.34%	3,098,945	85,605	3.68%
Net loans	1,401,132	53,524	5.09%	854,752	34,460	5.38%
Stock in FHLB	77,057	1,463	2.53%	88,407	802	1.21%
Total interest-earning assets	5,170,512	170,866	4.41%	5,251,811	157,693	4.00%
Noninterest-earning assets	142,084			143,512		
Total assets	$ 5,312,596			$ 5,395,323		
Interest-bearing liabilities						
Savings deposits	$ 281,437	$ 1,773	0.84%	$ 273,118	$ 1,976	0.96%
Interest-bearing checking	213,820	1,799	1.12%	189,495	1,543	1.08%
Money market accounts	394,484	3,949	1.34%	385,848	3,879	1.34%
Time accounts	2,358,996	43,310	2.45%	2,332,760	42,274	2.41%
Borrowed funds	1,579,222	45,683	3.85%	1,754,551	46,751	3.55%
Total interest-bearing liabilities	4,827,959	96,514	2.67%	4,935,772	96,423	2.60%
Non-interest-bearing liabilities	75,674			68,965		
Total liabilities	4,903,633			5,004,737		
Equity	408,963			390,586		
Total liabilities and equity	$ 5,312,596			$ 5,395,323		
Net interest income		$ 74,352			$ 61,270	
Interest rate spread			1.74%			1.40%
Net interest-earning assets	$ 342,553			$ 316,039		
Net interest margin			1.92%			1.56%
Ratio of interest-earning assets to total interest-bearing liabilities	1.07x			1.06x		

Source: Offering Prospectus

Net margin increased 38 basis points between the twelve period ended June 30, 2001 and the twelve month period ended June 30, 2002, only to decrease 41 basis points for the twelve months ended June 30, 2003. Net margin increased 2 basis points between the twelve months ended June 30, 2003 and the twelve months ended June 30, 2004.

The net interest spread and margin increased between the nine months ended March 31, 2004 and the nine months ended March 31, 2005.

FIGURE 20 - SPREAD AND MARGIN CHART


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.65%
1.59%
1.97%
1.56%
1.58%
1.56%
1.92%
1.35%
1.26%
1.73%
1.37%
1.42%
1.40%
1.74%
Spread
Margin
For the Twelve Months Ended
For the Nine Months Ended
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-04
Mar-05

Source: Offering Prospectus

The Bank posted a net loss of $10.1 million for the nine months ended March 31, 2005, relative to net income of $17.2 million for the nine ended March 31, 2004. The decrease is primarily attributable to charges recognized as part of the asset and liability restructuring transaction.

FIGURE 21 - INCOME STATEMENT TRENDS

	For the Nine Months Ended March 31,		For the Years Ended June 30,				
	2005	2004	2004	2003	2002	2001	2000
Selected Operating Data:	$ in thousands						
Interest and dividend income	$ 170,866	$ 157,693	$ 210,574	$ 241,238	$ 283,095	$ 325,412	$ 301,076
Interest expense	96,514	96,423	127,558	158,121	185,339	250,838	225,446
Net interest income	74,352	61,270	83,016	83,117	97,756	74,574	75,630
Provision for loan losses	400	400	600	600	500	350	425
Net interest income after provision for loan losses	73,952	60,870	82,416	82,517	97,256	74,224	75,205
Other income (loss)	(3,069)	5,627	3,890	7,138	(302)	21,680	1,391
Other expense	88,323	40,324	54,803	49,153	40,992	33,097	33,895
Income (loss) before income taxes	(17,440)	26,173	31,503	40,502	55,962	62,807	42,701
Income tax (benefit) expense	(7,299)	8,927	11,666	12,232	20,093	21,203	14,042
Net income (loss) before cumulative effect of accounting change	(10,141)	17,246	19,837	28,270	35,869	41,604	28,659
Cumulative effect of accounting change	-	-	-	-	-	(12,259)	-
Net income (loss)	$ (10,141)	$ 17,246	$ 19,837	$ 28,270	$ 35,869	$ 29,345	$ 28,659

Source: Offering Prospectus

Between 2000 and 2004 ROAA and ROAE trended downward. The decline was primarily a function of rising noninterest expense, which as partially offset by rising net interest income.

The Bank's core ROAA and ROAE for the nine month period ended March 31, 2005 were 0.63% and 8.13%, respectively. These core profitability ratios represent an increase from the ROAA and ROAE for the nine month period ended March 31, 2004.

FIGURE 22 - PROFITABILITY TREND CHART


0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
ROAA
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
-4.00%
-6.00%
ROAE
ROAA
ROAE
For the Twelve Months Ended
For the Nine Months Ended
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-04
Mar-05

Source: Offering Prospectus

LEGAL PROCEEDINGS

At March 31, 2005, the Bank was not involved in any legal proceedings, the outcome of which would be material to the Bank's financial condition or results of operations.

SUBSIDIARIES

ISB Mortgage Company LLC. ISB Mortgage Company LLC is a New Jersey limited liability company that was formed in 2001 for the purpose of originating loans for sale to both the Bank and third parties. In recent years, as the Bank has increased its emphasis on the origination of loans, ISB Mortgage Company LLC has served as the Bank's retail lending production arm throughout the branch network.

ISB Mortgage Company LLC sells all loans that it originates either to the Bank or third parties.

ISB Asset Corporation. ISB Asset Corporation is a real estate investment trust ("REIT") which was formed in 1997 as a New Jersey corporation for the sole purpose of acquiring mortgage loans and mortgage-backed securities from the Bank. ISB Asset Corporation's primary objective is to maximize long-term return on equity. At March 31, 2005, ISB Asset Corporation had $1.23 billion in assets.

ISB Asset Corporation is taxed, and operates in a manner enabling it to qualify, as a REIT under the Internal Revenue Code of 1986, as amended. As a result of this election, ISB Asset Corporation is not taxed at the corporate level on taxable income distributed to stockholders, provided that certain REIT qualification tests are met.

Investors Savings Bank has two additional subsidiaries, which are inactive.

2. Market Area Analysis

The following tables provide deposit and demographic data for the State of New Jersey.

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR NEW JERSEY

Market: NJ — Deposit Data as of 6/30/2004

Deposits Summary

(Deposit data in $000)

	6/2000	6/2001	6/2002	6/2003	6/2004	CAGR(%)
Bank Deposits	118,865,980	123,361,230	134,713,161	150,483,080	153,285,907	6.56
Thrift Deposits	31,903,352	37,977,593	40,169,045	38,619,094	49,041,442	11.35
Savings Bank Deposits	5,571,166	6,373,333	6,072,859	7,521,835	8,991,107	12.71
Credit Union Deposits	5,588,703	6,090,580	7,188,436	8,095,918	8,299,969	10.39
Total Deposits	156,340,498	167,712,156	180,955,065	196,624,009	211,318,456	7.82

Demographic Data

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	8,414,350	8,687,337	9,017,840	3.24	3.80
0-14 Age Group (%):	21	20	20	1.06	-0.06
15-34 Age Group (%):	26	25	25	-0.48	2.47
35-54 Age Group (%):	31	31	31	4.28	2.10
55+ Age Group (%):	22	23	25	8.23	10.92
Total Households:	3,064,645	3,168,670	3,295,402	3.39	4.00
$0-24K Households (%):	21	19	17	-6.10	-9.46
$25-50K Households (%):	24	22	20	-5.57	-5.95
$50K+ Households (%):	55	59	63	10.95	12.14
Average Household Income:	73,260	82,927	94,995	13.20	14.55
Median Household Income:	55,908	61,779	69,479	10.50	12.46
Per Capita Income:	27,006	30,559	35,032	13.16	14.64

Source: Claritas

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate adjustments for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different than fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 30 MHCs traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

To begin the screening process, FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward respectively. As such, the 14 institutions that converted after March 31, 2005 were eliminated.

Of the remaining 16, FinPro eliminated Charter Financial as its substantial equity portfolio alters its pricing multiples to reflect the market value of its equity holdings. FinPro also eliminated Hudson City as it is currently undertaking its second step conversion and its pricing multiples reflect its expected second step exchange ratio.

This results in a total of 14 Comparables. FinPro selected the 11 largest. Of the 11 selected MHCs, 9 are located in the Northeast Region with the Bank.

FIGURE 24 - COMPARABLE GROUP

		Corporate				
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date
	Comparable Thrift Data					
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	17	07/08/1998
CFFN	Capitol Federal Financial (MHC)	NASDAQ	Topeka	KS	36	04/01/1999
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004
ALLB	Greater Delaware Valley Savings Bank (MHC	NASDAQ	Broomall	PA	9	03/03/1995
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	7	12/30/1998
KFED	K-Fed Bancorp (MHC)	NASDAQ	Covina	CA	5	03/31/2004
NWSB	Northwest Bancorp, Inc. (MHC)	NASDAQ	Warren	PA	151	11/07/1994
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	7	11/16/1995
PBCT	People's Bank (MHC)	NASDAQ	Bridgeport	CT	157	07/06/1988
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001
	Average					
	Median					
	Maximum					
	Minimum					
	Investors Bancorp, Inc.		Short Hills	NJ	46	

BASIS FOR COMPARISON

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

Overview of the Comparables

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. Due to the size of the Bank and the limited number of MHCs, it is difficult to find Comparables of the same size. The Comparable Group ranged in size from $293.3 million to $10.9 billion in total assets with a median of $790.4 million. The Bank's asset size was $4.9 billion as of March 31, 2005. On a pro forma basis, the Bank's assets are projected to be $5.2 billion.

2. Profitability The Comparable Group had a median ROAA of 0.74% and a median ROAE of 5.25% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the ROAA measure ranging from a low of (0.99%) to a high of 1.06%, while the ROAE measure ranged from a low of (9.60%) to a high of 10.03%. The Bank had a core ROAA of 0.58% and a core ROAE of 7.69% for the twelve months ended March 31, 2005. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.59% and 4.48%, respectively.

3. Capital Level The Comparable Group had a median equity to assets ratio of 10.73% with a high of 24.13% and a low of 5.26%. At March 31, 2005, the Bank had an equity to assets ratio of 8.14%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 14.06%.

4. Balance Sheet Mix At March 31, 2005, the Bank had a net loan to asset ratio of 34.02%. The median loan to asset ratio for the Comparables was 54.49%, ranging from a low of 42.20% to a high of 84.60%. On the liability side, the Bank's deposit to asset ratio was 66.93% at March 31, 2005 while the Comparable median was 76.55%, ranging from 47.67% to 86.33%. The Bank's borrowings to assets ratio of 24.42% is above the Comparable median of 8.94%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after March 31, 2004, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 25 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 3/31/05	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	51.01	71.20
Total Net Loans to Assets	34.02	54.49
Securities to Assets	61.14	35.74
Deposits to Assets	66.93	76.55
Borrowed Funds to Assets	24.42	8.94
Balance Sheet Growth		
Asset Growth Rate *	(10.71)	2.08
Loan Growth Rate *	67.30	11.95
Deposit Growth Rate *	0.27	2.88
Capital		
Equity to Assets	8.14	10.73
Tangible Equity to Tangible Assets	8.14	10.09
Intangible Assets to Equity	-	4.91
Regulatory Core Capital to Assets	7.57	9.28
Equity + Reserves to Assets	8.25	11.16
Asset Quality		
Non-Performing Loans to Loans	0.51	0.32
Reserves to Non-Performing Loans	65.44	221.45
Non-Performing Assets to Assets	0.18	0.20
Non-Performing Assets to Equity	2.15	1.86
Reserves to Loans	0.33	0.78
Reserves to Non-Performing Assets + 90 Days Del.	64.49	206.27
Profitability		
Return on Average Assets **	0.58	0.74
Return on Average Equity **	7.69	5.25
Income Statement		
Yield on Average Earning Assets	4.32	4.82
Cost of Average Interest Bearing Liabilities	2.64	2.14
Net Interest Spread	1.68	3.06
Net Interest Margin	1.85	3.15
Noninterest Income to Average Assets **	0.15	0.47
Noninterest Expense to Average Assets **	1.09	2.74
Efficiency Ratio **	56.05	67.84
Overhead Ratio **	52.37	60.12

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities
* Note: The Bank's balance sheet growth data is for nine months annualized.
** Note: The Bank's earnings data is adjusted for one-time income and expense items. See Figure 18 for details.

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. Adjustments, up or down, to the Comparable Group median multiple values are made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 26 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data						
BCSB	BCSB Bankcorp, Inc. (MHC)	790,367	69.97	51.92	41.63	74.20	19.86
CFFN	Capitol Federal Financial (MHC)	8,498,764	124.68	59.43	38.00	47.67	40.93
CSBK	Clifton Savings Bancorp, Inc. (MHC)	841,877	63.84	42.20	NA	66.10	8.94
ALLB	Greater Delaware Valley Savings Bank (MHC	387,846	71.20	54.49	34.86	76.52	13.48
GCBC	Greene County Bancorp Inc. (MHC)	293,292	62.62	54.06	36.62	86.33	2.56
KFED	K-Fed Bancorp (MHC)	615,881	110.52	84.60	9.08	76.55	8.07
NWSB	Northwest Bancorp, Inc. (MHC)	6,340,950	82.97	67.86	23.01	81.79	8.47
ONFC	Oneida Financial Corp. (MHC)	422,447	71.01	51.02	36.89	71.85	15.24
PBHC	Pathfinder Bancorp, Inc. (MHC)	308,616	76.27	60.55	29.68	79.38	12.80
PBCT	People's Bank (MHC)	10,857,300	89.11	74.24	18.15	83.32	3.78
WFD	Westfield Financial Inc. (MHC)	799,687	61.28	47.19	42.87	77.01	7.29
	Average	2,741,548	80.32	58.87	31.08	74.61	12.86
	Median	790,367	71.20	54.49	35.74	76.55	8.94
	Maximum	10,857,300	124.68	84.60	42.87	86.33	40.93
	Minimum	293,292	61.28	42.20	9.08	47.67	2.56
	Investors Bancorp, Inc.	4,890,874	51.01	34.02	61.14	66.93	24.42
	Variance to the Comparable Median	4,100,507	(20.19)	(20.47)	25.40	(9.62)	15.48

Sources: SNL and Offering Circular Data, FinPro Computations

<u>Asset Size</u> – The Bank, at $4.9 billion, is significantly larger than the Comparable Group median of $790.4 million. The adjustment for the difference in size will be addressed in the trading liquidity section.

<u>Asset Composition</u> - The Bank's net loans to assets ratio of 34.02% is significantly below the Comparable Group median of 54.49%.

<u>Funding Mix</u> – The Bank utilizes a substantially higher level of wholesale borrowings. The Bank funds itself through deposits, 66.93% of assets and borrowings, 24.42% of assets. The Comparable Group has a deposits to assets ratio of 76.55% and a borrowings to asset ratio of 8.94%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 20. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 27 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
BCSB	BCSB Bankcorp, Inc. (MHC)	5.26	4.94	6.31	6.99	5.60
CFFN	Capitol Federal Financial (MHC)	10.09	10.09	-	9.00	10.14
CSBK	Clifton Savings Bancorp, Inc. (MHC)	24.13	24.13	-	17.56	24.26
ALLB	Greater Delaware Valley Savings Bank (M	8.87	8.87	-	9.10	9.55
GCBC	Greene County Bancorp Inc. (MHC)	10.73	10.73	-	9.45	11.16
KFED	K-Fed Bancorp (MHC)	15.05	14.42	4.91	10.38	15.42
NWSB	Northwest Bancorp, Inc. (MHC)	8.96	6.67	27.30	NA	9.44
ONFC	Oneida Financial Corp. (MHC)	12.24	9.40	25.61	8.72	12.71
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.79	5.44	21.05	7.50	7.40
PBCT	People's Bank (MHC)	11.20	10.30	8.98	10.60	11.87
WFD	Westfield Financial Inc. (MHC)	14.85	14.85	-	14.87	15.51
	Average	11.65	10.89	8.56	10.42	12.10
	Median	10.73	10.09	4.91	9.28	11.16
	Maximum	24.13	24.13	27.30	17.56	24.26
	Minimum	5.26	4.94	-	6.99	5.60
	Investors Bancorp, Inc.	8.14	8.14	-	7.57	8.25
	Variance to the Comparable Median	(2.59)	(1.95)	(4.91)	(1.71)	(2.91)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 10.73% is above the Bank's ratio of 8.14%. The Bank's pro forma equity to assets ratio is projected to be 14.06% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Six of the Comparables have intangible assets. The Bank does not have any intangible assets.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 28 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data						
BCSB	BCSB Bankcorp, Inc. (MHC)	0.37	180.24	0.20	3.79	0.66	172.57
CFFN	Capitol Federal Financial (MHC)	0.09	98.67	0.09	0.90	0.09	57.40
CSBK	Clifton Savings Bancorp, Inc. (MHC)	-	NM	-	-	0.31	NM
ALLB	Greater Delaware Valley Savings Bank (M	0.61	202.92	0.80	9.07	1.24	70.12
GCBC	Greene County Bancorp Inc. (MHC)	0.11	685.08	0.06	0.57	0.78	685.08
KFED	K-Fed Bancorp (MHC)	0.08	556.13	0.07	0.48	0.44	507.61
NWSB	Northwest Bancorp, Inc. (MHC)	0.79	90.08	0.64	7.15	0.71	75.60
ONFC	Oneida Financial Corp. (MHC)	0.23	395.19	0.12	0.97	0.91	395.19
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.94	106.58	0.85	12.47	1.01	71.90
PBCT	People's Bank (MHC)	0.32	279.69	0.25	2.22	0.90	270.37
WFD	Westfield Financial Inc. (MHC)	0.58	239.97	0.28	1.86	1.40	239.97
	Average	0.37	283.46	0.31	3.59	0.77	254.58
	Median	0.32	221.45	0.20	1.86	0.78	206.27
	Maximum	0.94	685.08	0.85	12.47	1.40	685.08
	Minimum	-	90.08	-	-	0.09	57.40
	Investors Bancorp, Inc.	0.51	65.44	0.18	2.15	0.33	64.49
	Variance to the Comparable Median	0.19	(156.01)	(0.02)	0.29	(0.45)	(141.78)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, at 0.51% is above the Comparable Group median at 0.32%. The Bank had a nonperforming assets to assets ratio of 0.18%, which is below with the Comparable median of 0.20%. The Bank's reserve level, 0.33% of total loans, is less than half the Comparable median of 0.78% of loans. The Bank's level of reserves to NPLs is below that of the Comparable Group, due to the Bank's lower level of reserves and higher level of NPLs.

Positive	Neutral	Negative
Higher Assets (address elsewhere)	NPAs to Assets	Higher Borrowings
Higher Pro Forma Capital		Lower Loans to Assets
		Higher NPLs
		Lower ALLL to Loans
		Lower ALLL to NPAs

The Bank's asset and liability mixes are weaker than the Comparable Group's mixes. Approximately ¼ of the Bank's balance sheet is a wholesale leverage strategy. The income impact of the asset and liability mixes will be addressed in the profitability section. The Bank's capital levels are below the Comparable Group, but will be higher after the offering. The Bank has a higher level of NPLs, but a lower level of NPAs relative to the Comparable Group. Reserve levels are well below the Comparable levels. Taken collectively, downward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets have declined while the Comparable Group's assets have grown. The asset decline is primarily a function of the asset and liability restructuring transaction. Deposit growth was weaker than the Comparable Group. However, the Bank's loan growth has been stronger.

FIGURE 29 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	Short Name	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data			
BCSB	BCSB Bankcorp, Inc. (MHC)	8.15	13.20	1.53
CFFN	Capitol Federal Financial (MHC)	0.36	15.54	(2.26)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	13.41	41.94	3.62
ALLB	Greater Delaware Valley Savings Bank (M	2.08	0.40	6.21
GCBC	Greene County Bancorp Inc. (MHC)	6.80	9.22	9.64
KFED	K-Fed Bancorp (MHC)	(8.21)	21.67	(11.09)
NWSB	Northwest Bancorp, Inc. (MHC)	9.30	15.76	10.04
ONFC	Oneida Financial Corp. (MHC)	(0.99)	7.42	(0.82)
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.08	0.11	6.07
PBCT	People's Bank (MHC)	1.76	11.95	2.88
WFD	Westfield Financial Inc. (MHC)	0.28	4.91	(0.93)
	Average	3.18	12.92	2.26
	Median	2.08	11.95	2.88
	Maximum	13.41	41.94	10.04
	Minimum	(8.21)	0.11	(11.09)
	Investors Bancorp, Inc.	(10.71)	67.30	0.27
	Variance to the Comparable Median	(12.79)	55.35	(2.61)

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Loan Growth		Asset Decline
		Lower Deposit Growth

No adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's net income has fluctuated since the twelve months ended June 30, 2000. Net income for the twelve months ended June 30, 2002 was $35.9 million. This was an increase of $6.5 million over the net income for the twelve months ended June 30, 2002. The increase was attributable to increased net interest income, as interest expense decreased. Net income trended downward between the twelve months ended June 30, 2002 and the twelve months ended June 30, 2004.

The net loss for the nine months ended March 31, 2005 was $27.4 million below the net income for the nine ended March 31, 2004. The decrease is primarily attributable to charges recognized as part of an asset and liability restructuring transaction. The Bank prepaid approximately $448.0 million in borrowings and recognized a $43.6 million pre-tax charge. In order to fund the prepayment of the borrowings, the Bank sold approximately $500.0 million in securities at a pre-tax loss of $10.4 million. Adjusting for these items, along with other less material one-time charges, the Bank earned $24.9 million in core net income for the nine months ended March 31, 2005, an increase of $7.7 million from the net income for the nine months ended March 31, 2004. The increase in core net income was primarily attributable to a $13.1 million increase in net interest income. All of the adjustments to net income are detailed in Figure 18.

FIGURE 30 - NET INCOME CHART



$40,000
$30,000
$20,000
$10,000
$0
($10,000)
($20,000)
$ in thousands
$28,659
$29,345
$35,869
$28,270
$19,837
$17,246
($10,141)
For the Twelve Months Ended
For the Nine Months Ended
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Mar-04
Mar-05

Source: Offering Prospectus

The Bank's core ROAA is below the Comparable Group median. The Bank's core ROAE is above the Comparable median. The higher core ROAE is a function of the Bank's lower capital levels. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's core ROAA and core ROAE are 0.59% and 4.48%, respectively.

FIGURE 31 - PROFITABILITY DATA

		LTM Profitability	
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**
	Comparable Thrift Data		
BCSB	BCSB Bankcorp, Inc. (MHC)	0.09	1.60
CFFN	Capitol Federal Financial (MHC)	(0.99)	(9.60)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.67	2.62
ALLB	Greater Delaware Valley Savings Bank (M	0.47	5.15
GCBC	Greene County Bancorp Inc. (MHC)	1.06	9.84
KFED	K-Fed Bancorp (MHC)	0.74	4.99
NWSB	Northwest Bancorp, Inc. (MHC)	0.88	10.03
ONFC	Oneida Financial Corp. (MHC)	0.83	6.94
PBHC	Pathfinder Bancorp, Inc. (MHC)	0.40	5.69
PBCT	People's Bank (MHC)	1.05	9.52
WFD	Westfield Financial Inc. (MHC)	0.78	5.25
	Average	0.54	4.73
	Median	0.74	5.25
	Maximum	1.06	10.03
	Minimum	(0.99)	(9.60)
	Investors Bancorp, Inc.	0.58	7.69
	Variance to the Comparable Median	(0.16)	2.44

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 32 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
BCSB	BCSB Bankcorp, Inc. (MHC)	4.82	NA	NA	2.29	0.16	2.12	90.09	89.33
CFFN	Capitol Federal Financial (MHC)	4.69	3.23	1.46	1.77	0.27	3.60	178.65	191.05
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.09	2.13	1.96	2.48	0.05	1.29	52.65	51.68
ALLB	Greater Delaware Valley Savings Bank (M	5.33	NA	NA	3.12	0.34	2.74	80.44	78.21
GCBC	Greene County Bancorp Inc. (MHC)	NA	NA	NA	3.98	0.90	3.15	67.84	60.12
KFED	K-Fed Bancorp (MHC)	NA	NA	NA	2.80	0.51	1.93	59.28	51.64
NWSB	Northwest Bancorp, Inc. (MHC)	5.51	2.45	3.06	3.23	0.47	1.99	55.44	48.53
ONFC	Oneida Financial Corp. (MHC)	5.27	2.14	3.12	3.44	2.69	4.32	75.05	52.86
PBHC	Pathfinder Bancorp, Inc. (MHC)	5.33	NA	NA	3.26	0.72	3.10	82.77	78.58
PBCT	People's Bank (MHC)	4.53	1.47	3.06	3.47	1.44	3.13	66.06	50.98
WFD	Westfield Financial Inc. (MHC)	4.64	NA	NA	3.15	0.40	2.25	66.84	62.37
	Average	4.91	2.28	2.53	3.00	0.72	2.69	79.56	74.12
	Median	4.82	2.14	3.06	3.15	0.47	2.74	67.84	60.12
	Maximum	5.51	3.23	3.12	3.98	2.69	4.32	178.65	191.05
	Minimum	4.09	1.47	1.46	1.77	0.05	1.29	52.65	48.53
	Investors Bancorp, Inc.	4.32	2.64	1.68	1.85	0.15	1.09	56.05	52.37
	Variance to the Comparable Median	(0.50)	0.50	(1.39)	(1.30)	(0.32)	(1.65)	(11.79)	(7.75)

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 130 basis point disadvantage in net margin. Additionally, the Bank has a 32 basis point disadvantage in noninterest income. These differences are offset by a 165 basis point advantage in noninterest expense.

The Bank's efficiency ratio of 56.05% is below the Comparable median of 67.84%.

This income statement data is reflective of an institution with a large wholesale leverage portfolio.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Lower Noninterest Expense		Lower ROAA
Lower Efficiency Ratio		Lower Net Margin
		Lower Pro Forma ROAE
		Lower Noninterest Income

The Bank is less profitable than the Comparables on a ROAA basis. The Bank's earnings composition is weaker than the Comparable Group as the Bank has a weaker net margin and noninterest income, but lower noninterest expense. The Bank's earnings have fluctuated. Taken collectively, a downward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

Specifics on the Bank's markets were delineated in Section 2 - Market Area Analysis. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 33 – MARKET AREA DATA

Institution Name	County	State	No. Branches 06/30/04 (actual)	Pop. Per Branch 2004 (actual)	Pop. Growth 2000-2004 (%)	Pop. Growth 2004-2009 (%)	Pop. Density 2004 (per sq. mile)	Unemp. Rate March 2005 (%)	Per Capita Income 2004 ($)
Comparable Median				3,263	0.99	1.10	1,263	4.92	$26,137
Investors Bancorp MHC	Essex	NJ	260	3,078	0.83	0.90	6,339	5.60	$27,501
Investors Bancorp MHC	Hunterdon	NJ	58	2,209	5.05	5.88	298	3.30	$42,547
Investors Bancorp MHC	Middlesex	NJ	314	2,516	5.33	6.20	2,552	4.10	$29,980
Investors Bancorp MHC	Monmouth	NJ	262	2,436	3.71	4.35	1,353	4.30	$35,976
Investors Bancorp MHC	Morris	NJ	230	2,104	2.94	3.44	1,032	3.40	$42,776
Investors Bancorp MHC	Ocean	NJ	187	2,965	8.51	9.67	872	5.20	$25,898
Investors Bancorp MHC	Somerset	NJ	125	2,538	6.63	7.64	1,041	3.50	$42,567
Investors Bancorp MHC	Union	NJ	202	2,646	2.30	2.69	5,177	5.00	$30,127
Deposit Weighted Market Data				2,642	3.72	4.30	3,022	4.68	$32,408

Sources: SNL Securities, Claritas and US Bureau of Labor Statistics

Positive	Neutral	Negative
Higher Population Growth		Lower Population Per Branch
Higher Population Density		
Lower Unemployment		
Higher Income		

The Bank's market area has grown and is projected to continue to grow at a faster rate than the Comparable Group's markets. The Bank's markets have higher population density. Unemployment levels are lower in the Bank's markets. Per capita income levels are higher in the Bank's markets. However, the attractive markets have drawn a higher level of competition based on the lower population per branch in the Bank's markets. Based upon these factors, an upward adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 34 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
BCSB	BCSB Bankcorp, Inc. (MHC)	3.57	568.18
CFFN	Capitol Federal Financial (MHC)	6.04	NM
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.91	105.56
ALLB	Greater Delaware Valley Savings Bank (M	1.63	67.92
GCBC	Greene County Bancorp Inc. (MHC)	2.42	59.72
KFED	K-Fed Bancorp (MHC)	1.72	31.25
NWSB	Northwest Bancorp, Inc. (MHC)	2.41	43.64
ONFC	Oneida Financial Corp. (MHC)	3.40	82.98
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.65	81.50
PBCT	People's Bank (MHC)	3.11	101.25
WFD	Westfield Financial Inc. (MHC)	1.67	93.75
	Average	2.78	123.58
	Median	2.42	82.24
	Maximum	6.04	568.18
	Minimum	1.63	31.25
	Investors Bancorp, Inc.	-	-
	Variance to the Comparable Median	(2.42)	(82.24)

Sources: SNL and Offering Circular Data, FinPro Computations

All Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 82.24%, ranging from a high of 568.18% to a low of 31.25%. The Bank, on a pro forma basis (at the mid point of the value range) will have an equity to assets ratio of 14.06%. The Bank will have adequate capital and profits to pay cash dividends.

The Bank has a bank holding company and the MHC will not be able to waive dividends under current Federal Reserve Board policy, unlike nine of the eleven OTS regulated holding companies in the Comparable Group. Thus, the Bank will pay out a greater proportion of earnings under its dividend policy than the Comparable Group will. The higher payout ratio limits the Bank's dividend yield and leveraging capacity.

As such, a slight downward is necessary for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 35 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data						
BCSB	BCSB Bankcorp, Inc. (MHC)	82.60	14.00	17.49	13.72	7.04	6.60
CFFN	Capitol Federal Financial (MHC)	2,464.00	33.12	37.31	32.75	11.80	11.80
CSBK	Clifton Savings Bancorp, Inc. (MHC)	320.00	10.48	12.00	9.98	6.65	6.65
ALLB	Greater Delaware Valley Savings Bank (M	75.90	22.05	32.30	21.50	9.99	9.99
GCBC	Greene County Bancorp Inc. (MHC)	75.10	36.37	37.46	33.00	15.44	15.44
KFED	K-Fed Bancorp (MHC)	170.50	11.60	14.76	10.95	6.31	6.00
NWSB	Northwest Bancorp, Inc. (MHC)	1,011.40	19.90	22.23	19.82	11.17	8.12
ONFC	Oneida Financial Corp. (MHC)	89.10	11.77	17.20	10.66	6.82	5.10
PBHC	Pathfinder Bancorp, Inc. (MHC)	38.00	15.50	26.50	15.45	8.54	6.74
PBCT	People's Bank (MHC)	4,003.10	28.31	29.36	25.33	8.61	7.83
WFD	Westfield Financial Inc. (MHC)	238.10	23.92	25.55	23.15	12.50	12.50
	Average	778.89	20.64	24.74	19.66	9.53	8.80
	Median	170.50	19.90	25.55	19.82	8.61	7.83
	Maximum	4,003.10	36.37	37.46	33.00	15.44	15.44
	Minimum	38.00	10.48	12.00	9.98	6.31	5.10
	Investors Bancorp, Inc.	879.21	NA	NA	NA	NA	NA
	Variance to the Comparable Median	708.71	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $38.0 million to a high of $4.0 billion with a median market capitalization of $170.5 million. The Bank expects to have $879.2 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with ten of the eleven Comparables.

A strong upward adjustment for this factor appears warranted, due to the higher pro forma level of market capitalization and expected liquidity, relative to the Comparables.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group. The only material difference is that the federally regulated Comparables have the ability to waive dividends to the MHC. This factor was addressed in the cash dividends section.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions rose dramatically from 2002 to 2005 YTD.

FIGURE 36 - MHC REORGANIZATIONS (SINCE 1/1/02) PRO FORMA DATA

						Price to Pro Forma			
Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Pro Forma Earnings (x)	Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Fully Converted Book Value (%)
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	NM	NM	NM	85.05
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	NM	NM	NM	85.98
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	NM	NM	NM	89.55
Q2'05	Average					NM	NM	NM	86.86
	Median					NM	NM	NM	85.98
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	NM	NM	NM	86.87
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	NM	NM	NM	96.36
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	NM	NM	NM	80.04
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	NM	NM	NM	75.39
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	NM	NM	NM	87.78
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	NM	NM	NM	88.45
Q1'05	Average					NM	NM	NM	85.82
	Median					NM	NM	NM	87.33
2005 YTD	Average					NM	NM	NM	86.16
	Median					NM	NM	NM	86.87
SFBI	SFSB Inc. (MHC)	12/31/2004	10.0000	55.00	11,045	NM	NM	NM	82.72
OSHC	Ocean Shore Holding Company (MHC)	12/22/2004	10.0000	54.30	31,767	NM	NM	NM	91.09
LPBC	Lincoln Park Bancorp (MHC)	12/20/2004	10.0000	54.00	7,214	NM	NM	NM	88.59
ABBC	Abington Community Bancorp, Inc. (MHC)	12/17/2004	10.0000	55.00	61,040	NM	NM	NM	84.85
HOME	Home Federal Bancorp, Inc. (MHC)	12/07/2004	10.0000	59.04	51,015	NM	NM	NM	89.36
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/2004	10.0000	60.00	49,806	NM	NM	NM	87.91
PSBH	PSB Holdings, Inc. (MHC)	10/05/2004	10.0000	53.70	26,218	NM	NM	NM	85.16
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/2004	10.0000	55.00	27,373	NM	NM	NM	90.25
SIFI	SI Financial Group Inc. (MHC)	10/01/2004	10.0000	58.00	41,645	NM	NM	NM	90.71
Q4'04	Average					NM	NM	NM	87.85
	Median					NM	NM	NM	88.59
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/2004	10.0000	55.00	15,372	NM	NM	NM	75.90
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	8.0000	55.00	2,613	NM	NM	NM	85.45
OFFO	Osage Federal Financial Inc. (MHC)	04/01/2004	10.0000	70.00	5,480	NM	NM	NM	85.18
WAWL	Wawel Savings Bank (MHC)	04/01/2004	10.0000	60.78	7,027	NM	NM	NM	92.82
Q2'04	Average					NM	NM	NM	84.84
	Median					NM	NM	NM	85.32
KFED	K-Fed Bancorp (MHC)	03/31/2004	10.0000	60.91	48,472	NM	NM	NM	92.00
CZWI	Citizens Community Bancorp (MHC)	03/30/2004	10.0000	67.83	7,416	NM	NM	NM	83.24
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	10.0000	55.00	113,396	NM	NM	NM	92.10
CHEV	Cheviot Financial Corp. (MHC)	01/06/2004	10.0000	55.00	36,987	NM	NM	NM	83.14
Q1'04	Average					NM	NM	NM	87.62
	Median					NM	NM	NM	87.62
2004 YTD	Average					NM	NM	NM	82.25
	Median					NM	NM	NM	86.68
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	53.00	6,947	NM	NM	NM	77.33
ASBH	ASB Holding Company (MHC)	10/03/2003	10.0000	70.00	13,640	NM	NM	NM	80.70
Q4'03	Average					NM	NM	NM	79.02
	Median					NM	NM	NM	79.02
2003	Average					NM	NM	NM	79.02
	Median					NM	NM	NM	79.02
MDNB	Minden Bancorp, Inc. (MHC)	07/02/2002	10.0000	55.00	5,400	NM	NM	NM	61.80
Q3'02	Average					NM	NM	NM	61.80
	Median					NM	NM	NM	61.80
NEBS	New England Bancshares Inc. (MHC)	06/04/2002	10.0000	55.00	7,655	NM	NM	NM	65.02
Q2'02	Average					NM	NM	NM	65.02
	Median					NM	NM	NM	65.02
2002	Average					NM	NM	NM	63.41
	Median					NM	NM	NM	63.41
1/1/2002	Average					NM	NM	NM	84.69
2/11/2005	Median					NM	NM	NM	85.72

Source: SNL Securities

The first day "pop" declined in 2004 and turned negative in 2005 year-to-date. Five of the last nine MHC conversions are trading below their IPO price.

FIGURE 37 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
RCKB	Rockville Financial, Inc. (MHC)	4.80	10.50	NA	NA	11.40
FFCO	FedFirst Financial Corp. (MHC)	-6.60	-7.10	-14.50	NA	(8.60)
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	-0.50	-0.10	-5.00	NA	3.50
Q2'05	**Average**	**(0.77)**	**1.10**	**(9.75)**	**NA**	**2.10**
	Median	**(0.50)**	**(0.10)**	**(9.75)**	**NA**	**3.50**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-1.50	-6.50	-12.50	NA	(2.00)
KFFB	Kentucky First Federal Bancorp (MHC)	7.90	11.00	12.40	NA	15.50
KRNY	Kearny Financial Corp (MHC)	13.90	14.30	10.80	6.00	4.90
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	-1.00	0.00	-0.80	-6.00	(6.00)
BVFL	BV Financial, Inc. (MHC)	-6.50	-4.00	-1.50	-8.60	(16.00)
GTWN	Georgetown Bancorp, Inc. (MHC)	2.00	0.00	0.50	-3.50	(8.50)
Q1'05	**Average**	**2.47**	**2.47**	**1.48**	**(3.03)**	**(2.02)**
	Median	**0.50**	**-**	**(0.15)**	**(4.75)**	**(4.00)**
2005 YTD	**Average**	**1.39**	**2.01**	**(1.33)**	**(3.03)**	**(0.64)**
	Median	**(0.50)**	**-**	**(1.15)**	**(4.75)**	**(2.00)**
SFBI	SFSB Inc. (MHC)	7.50	0.00	-0.50	-7.50	(13.00)
OSHC	Ocean Shore Holding Company (MHC)	21.50	22.50	6.30	10.40	4.90
LPBC	Lincoln Park Bancorp (MHC)	10.00	12.50	0.20	2.00	(5.00)
ABBC	Abington Community Bancorp, Inc. (MHC)	33.50	33.00	29.00	34.70	8.00
HOME	Home Federal Bancorp, Inc. (MHC)	24.90	28.00	23.30	27.50	15.10
ACFC	Atlantic Coast Federal Corporation (MHC)	17.50	24.80	29.30	36.20	15.20
PSBH	PSB Holdings, Inc. (MHC)	5.00	6.30	4.50	16.00	(0.50)
NVSL	Naugatuck Valley Financial Corp. (MHC)	8.00	8.10	4.20	7.60	3.70
SIFI	SI Financial Group Inc. (MHC)	12.00	10.50	9.40	22.50	2.70
Q4'04	**Average**	**15.54**	**16.19**	**11.74**	**16.60**	**3.46**
	Median	**12.00**	**12.50**	**6.30**	**16.00**	**3.70**
FFFS	First Federal Financial Services, Inc. (MHC)	15.00	20.50	35.00	35.00	30.00
MNCK	Monadnock Community Bancorp, Inc. (MHC)	3.75	2.50	-3.13	-0.13	53.75
OFFO	Osage Federal Financial Inc. (MHC)	20.00	22.50	9.50	9.50	37.40
WAWL	Wawel Savings Bank (MHC)	29.50	25.00	12.50	25.00	-
Q2'04	**Average**	**17.06**	**17.63**	**13.47**	**17.34**	**30.29**
	Median	**17.50**	**21.50**	**11.00**	**17.25**	**33.70**
KFED	K-Fed Bancorp (MHC)	34.90	30.00	15.10	29.00	16.00
CZWI	Citizens Community Bancorp (MHC)	23.70	32.50	17.50	18.50	35.00
CSBK	Clifton Savings Bancorp, Inc. (MHC)	22.50	37.50	32.90	24.00	4.80
CHEV	Cheviot Financial Corp. (MHC)	33.20	34.70	33.00	31.00	11.60
Q1'04	**Average**	**28.58**	**33.68**	**24.63**	**25.63**	**16.85**
	Median	**28.45**	**33.60**	**25.20**	**26.50**	**13.80**
2004 YTD	**Average**	**17.91**	**19.49**	**14.34**	**17.85**	**12.20**
	Median	**18.75**	**22.50**	**11.00**	**20.50**	**6.45**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	48.86	40.34	46.02	45.45	14.38
ASBH	ASB Holding Company (MHC)	62.00	71.00	68.50	79.50	130.00
Q4'03	**Average**	**55.43**	**55.67**	**57.26**	**62.48**	**72.19**
	Median	**55.43**	**55.67**	**57.26**	**62.48**	**72.19**
2003	**Average**	**55.43**	**55.67**	**57.26**	**62.48**	**72.19**
	Median	**55.43**	**55.67**	**57.26**	**62.48**	**72.19**
MDNB	Minden Bancorp, Inc. (MHC)	19.50	20.00	18.50	13.00	100.00
Q3'02	**Average**	**19.50**	**20.00**	**18.50**	**13.00**	**100.00**
	Median	**19.50**	**20.00**	**18.50**	**13.00**	**100.00**
NEBS	New England Bancshares Inc. (MHC)	23.00	24.00	24.00	23.00	57.50
Q2'02	**Average**	**23.00**	**24.00**	**24.00**	**23.00**	**57.50**
	Median	**23.00**	**24.00**	**24.00**	**23.00**	**57.50**
2002	**Average**	**21.25**	**22.00**	**21.25**	**18.00**	**78.75**
	Median	**21.25**	**22.00**	**21.25**	**18.00**	**78.75**
1/1/2002	**Average**	**16.28**	**17.48**	**13.95**	**18.80**	**17.19**
2/11/2005	**Median**	**14.45**	**17.15**	**10.80**	**18.50**	**6.45**

Source: SNL Securities

The aftermarket performance warrants a downward adjustment as many of the new issues have traded down and subscription interest has declined.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Downward
Balance Sheet Growth	No Adjustment
Earnings Quality, Predictability and Growth	Downward
Market Area	Upward
Dividends	Slight Downward
Liquidity of the Issue	Strong Upward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Downward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 9 through13.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New Jersey public thrifts, all publicly traded thrifts and the recent (2002 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and New Jersey MHC thrifts are shown in Exhibit 7.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123R, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123R.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro feels that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the premiums and discounts defined in the section above, the Bank, including the charitable foundation, is pricing at the midpoint as if fully converted is estimated to be $867,500,000. Based upon a range below and above the midpoint value, the relative values are $737,375,000 at the minimum and $997,625,000 at the maximum respectively. At the super maximum of the range, the offering value would be $1,147,268,750.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 38 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	86,750,000	$ 10.00	$ 867,500,000
Range:			
- Minimum	73,737,500	10.00	737,375,000
- Maximum	99,762,500	10.00	997,625,000
- Super Maximum	114,726,875	10.00	1,147,268,750

Source: FinPro Inc. Pro forma Model

FIGURE 39 – AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
	Min	18.18						
Price-Core Earnings Ratio P/E	Mid	20.41	31.09	30.16	32.70	32.70	31.28	30.16
	Max	23.26						
	Smax	25.64						
	Min	71.94%						
Price-to-Book Ratio P/B	Mid	76.22%	99.27%	94.62%	96.22%	89.04%	94.11%	90.56%
	Max	79.81%						
	Smax	83.26%						
	Min	71.94%						
Price-to-Tangible Book Ratio P/TB	Mid	76.22%	103.99%	102.00%	98.13%	89.04%	97.39%	93.75%
	Max	79.81%						
	Smax	83.26%						
	Min	13.51%						
Price-to-Assets Ratio P/A	Mid	15.57%	21.26%	22.82%	26.04%	28.22%	23.46%	24.08%
	Max	17.55%						
	Smax	19.74%						

Source: FinPro Calculations

FIGURE 40 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	1,000.00	20.41	76.22%	76.22%	15.57%
Comparable Group Median (as if Fully Converted)	29.01	30.16	94.62%	102.00%	22.82%
(Discount) Premium	3347.56%	-32.34%	-19.45%	-25.27%	-31.76%

Source: SNL data, FinPro Calculations

As Figure 40 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 32.34% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 25.27% discount to the Comparable Group.

FIGURE 41 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	333.33	25.64	83.26%	83.26%	19.74%
Comparable Group Median (as if Fully Converted)	29.01	30.16	94.62%	102.00%	22.82%
(Discount) Premium	1049.17%	-15.00%	-12.01%	-18.37%	-13.49%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 15.00% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at an 18.37% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC Conversion assuming an issuance of 44.40%, is $390,375,000. Based upon a range below and above the midpoint value, the relative values are $331,818,750 at the minimum and $448,931,250 at the maximum, respectively. At the super maximum of the range, the offering value would be $516,270,940.

FIGURE 42 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $747,329,563 at 44%	33,181,875	$10.00	$331,818,750
Appraised Value - $879,211,250 at 44%	39,037,500	$10.00	$390,375,000
Appraised Value - $1,011,092,938 at 44%	44,893,125	$10.00	$448,931,250
Appraised Value - $1,162,756,878 at 44%	51,627,094	$10.00	$516,270,940

Source: FinPro Inc. Pro forma Model

FIGURE 43 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	(142.86)	25.64	119.76%	119.76%	16.82%
Comparable Group Median (MHC)	35.80	39.15	191.40%	229.90%	25.29%
(Discount) Premium	-499.05%	-34.51%	-37.43%	-47.91%	-33.49%

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 34.51% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 47.91% discount to the Comparable Group.

FIGURE 44 - COMPARABLE GAAP PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	(200.00)	33.33	137.93%	137.93%	21.78%
Comparable Group Median (MHC)	35.80	39.15	191.40%	229.90%	25.29%
(Discount) Premium	-658.66%	-14.87%	-27.94%	-40.00%	-13.88%

Source: SNL data, FinPro Calculations

As Figure 44 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 14.78% on a *GAAP* core earnings basis. On a price to *GAAP* tangible book basis, the Bank is priced at a 40.00% discount to the Comparable Group.

COMPARISON TO RECENT MHC CONVERSIONS

To verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

FIGURE 45 – COMPARISON TO FILED AND PENDING MHC OFFERINGS

	Super Maximum Appraisal Price to Full Converted Tangible Book
Investors Bancorp, Inc.	83.26
Applications Filed:	
Ottawa Savings Bancorp	86.20
Pending Offerings:	
United Financial Bancorp	84.38
Colonial Bankshares	83.06
Heritage Financial Group	84.17
Closed, But Not Trading:	
North Penn Bancorp *	73.70

* Note: Closed at the minimum after a syndicated offering.

Source: 5/31/05 Conversion Watch

FinPro also considered the trading multiples of other recently converted New Jersey MHCs relative to the Bank on a fully converted basis.

FIGURE 46 – COMPARISON TO RECENT NEW JERSEY MHCs

			Current Price in Relation to *Fully Converted*				
Ticker	Short Name	Current Stock Price ($)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.48	43.92	43.47	90.48	90.48	32.25
OSHC	Ocean Shore Holding Company (MHC)	10.49	NA	NA	87.61	87.61	15.46
KRNY	Kearny Financial Corp (MHC)	10.49	NA	NA	79.63	87.29	30.49
	Median		43.92	43.47	87.61	87.61	30.49
	Investors - Min		NM	18.18	71.94	71.94	13.51
	Investors - Mid Point		NM	20.41	76.22	76.22	15.57
	Investors - Maximum		NM	23.26	79.81	79.81	17.55
	Investors - Super Maximum		NM	25.64	83.26	83.26	19.74

Source: 5/31/05 Conversion Watch

VALUATION CONCLUSION

We believe that the discounts on an earnings and a tangible book basis are appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings.

It is, therefore, FinPro's opinion that as of May 31, 2005, the estimated pro forma market value of the Bank in a full offering was $879,211,250 at the midpoint of a range with a minimum of $747,329,563 to a maximum of $1,011,092,938 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $1,162,756,878.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing 44.40% will equal 33,181,875 shares, 39,037,500 shares, 44,893,125 shares and 51,627,094 shares at the minimum, midpoint, maximum and super maximum, respectively.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit 1

Profile of FinPro, Inc. and the Author

About the Firm

FinPro, Inc. was established in 1987 as a full service management consulting firm specializing in providing advisory services to the financial institutions industry.

FinPro is a proven leader in strategic planning, market feasibility, de novo bank formation, corporate finance, M&A, asset/liability management, and regulatory consulting.

FinPro principals are frequent speakers and presenters at financial institution trade association functions and moderate over fifty board retreats each year.

FinPro closely monitors information from the regulatory agencies to stay current with upcoming policies and rules.

FinPro combines its entrepreneurial problem solving skills to maximize value, while working within the regulatory framework.

In addition, FinPro shares its industry expertise by teaching at:

- Stonier Graduate School of Banking
  - strategic planning
  - mergers and acquisitions
- Graduate School of Banking at Colorado
  - strategic planning
- Graduate School of Bank Investments and Financial Management at the University of South Carolina
  - capital markets
  - finance
- Central Bank of Russia
  - strategic planning

As the attached testimonials attest, FinPro is a relationship oriented firm that continually exceeds its customers' expectations. We serve our clients throughout their lifecycle providing institution specific advice. This is in-line with our core principle of building value together.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course. Dennis has worked on the appraisal of over $2.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA
Managing Director

Exhibit 2.

INVESTORS BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

March 31, 2005 (unaudited) and June 30, 2004 and 2003

Assets		March 31, 2005 (Unaudited)	June 30, 2004	June 30, 2003
			(In Thousands)	
Cash and cash equivalents	$	29,244	37,653	181,845
Securities available-for-sale, at estimated fair value (notes 4 and 10)		780,110	1,421,073	303,525
Securities held-to-maturity, net (estimated fair value of $2,183,061,000, $2,504,518,000 and $3,906,732,000 at March 31, 2005 (unaudited), June 30, 2004 and 2003, respectively) (notes 3 and 10)		2,210,366	2,522,811	3,851,921
Loans receivable, net (note 5)		1,664,101	1,105,881	778,451
Loans held-for-sale		3,872	1,428	10,991
Stock in the Federal Home Loan Bank (note 10)		54,714	81,990	87,241
Accrued interest and dividends receivable (note 6)		18,643	22,661	25,055
Other real estate owned, net		123	154	110
Office properties and equipment, net (note 8)		30,649	26,948	22,846
Net deferred tax asset (note 11)		17,318	18,788	10,260
Premium on deposit acquisition		—	1,102	3,048
Bank owned life insurance contracts (note 2)		76,585	75,543	74,541
Other assets		5,149	2,108	2,570
	$	4,890,874	5,318,140	5,352,404
Liabilities and Stockholder's Equity				
Deposits (note 9)	$	3,273,437	3,266,935	3,172,826
Borrowed funds (note 10)		1,194,277	1,604,798	1,744,827
Advance payments by borrowers for taxes and insurance		9,091	7,087	5,314
Other liabilities		16,152	37,657	36,900
Total liabilities		4,492,957	4,916,477	4,959,867
Stockholder's equity (note 15):				
Common stock, par value $0.10 Authorized 3,000 shares; outstanding 50 shares		—	—	—
Additional paid in capital		25	25	25
Retained earnings		404,220	414,361	394,524
Accumulated other comprehensive loss:				
Net unrealized depreciation on securities available for sale, net of tax		(5,573)	(11,968)	(1,162)
Minimum pension liability, net of tax		(755)	(755)	(850)
		(6,328)	(12,723)	(2,012)
Total stockholder's equity		397,917	401,663	392,537
Commitments and contingencies (notes 7 and 13)				
	$	4,890,874	5,318,140	5,352,404

See accompanying notes to consolidated financial statements.

Exhibit 3.

INVESTORS BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Nine months ended March 31, 2005 and 2004 (unaudited) and years ended June 30, 2004, 2003, and 2002

	Nine Months Ended March 31,		Years Ended June 30,		
	2005 (Unaudited)	2004 (Unaudited)	2004	2003	2002
			(In Thousands)		
Interest and dividend income:					
Loans receivable and loans held-for-sale	$ 53,524	34,460	47,709	54,421	65,706
Securities:					
United States Government and agency obligations	4,155	4,421	5,851	1,817	856
Mortgage-backed securities	109,085	114,869	151,850	175,643	206,685
Equity securities available-for-sale	1,302	1,146	1,523	918	1,341
Municipal bonds and other debt	994	1,311	1,633	2,373	1,861
Interest-bearing deposits	343	684	866	1,385	1,600
Federal Home Loan Bank of New York stock	1,463	802	1,142	4,681	5,046
Total interest and dividend income	170,866	157,693	210,574	241,238	283,095
Interest expense:					
Deposits (note 9)	50,831	49,672	65,445	83,806	99,807
Secured borrowings	45,683	46,751	62,113	74,315	85,532
Total interest expense	96,514	96,423	127,558	158,121	185,339
Net interest income	74,352	61,270	83,016	83,117	97,756
Provision for loan losses (note 5)	400	400	600	600	500
Net interest income after provision for loan losses	73,952	60,870	82,416	82,517	97,256
Other income:					
Fees and service charges	1,778	1,633	2,319	2,170	1,876
Increase (decrease) and death benefits on bank owned life insurance contracts (note 2)	4,333	440	1,002	3,885	(2,539)
Gain on sales of mortgage loans, net	382	705	814	1,087	136
Gain on securities transactions, net (notes 3 and 4)	(9,750)	2,824	2,824	—	219
Loss on securities due to other-than-temporary decline in fair value (note 4)	—	—	(3,094)	—	—
Gain (loss) on sale of other real estate owned, net	12	25	25	(4)	6
Other income	176	—	—	—	—
Total other income (loss)	(3,069)	5,627	3,890	7,138	(302)
Operating expenses:					
Compensation and fringe benefits (note 12)	26,693	23,545	31,578	28,896	24,277
Advertising and promotional expense	2,161	1,358	1,914	1,497	960
Office occupancy and equipment expense (notes 8 and 13)	7,332	6,514	9,517	7,994	6,102
Federal insurance premiums	354	367	490	485	431
Stationery, printing, supplies and telephone	1,323	1,302	1,734	1,742	1,613
Legal, audit, accounting, and supervisory examination fees	981	662	997	628	949
Data processing service fees	2,584	2,609	3,491	3,126	2,402
Amortization of premium on deposit acquisition	1,102	1,459	1,946	1,946	1,946
Loss on early extinguishment of debt	43,616	—	—	—	—
Other operating expenses	2,177	2,508	3,136	2,839	2,312
Total operating expenses	88,323	40,324	54,803	49,153	40,992
(Loss) income before income tax expense	(17,440)	26,173	31,503	40,502	55,962
Income tax (benefit) expense (note 11)	(7,299)	8,927	11,666	12,232	20,093
Net (loss) income	$ (10,141)	17,246	19,837	28,270	35,869

See accompanying notes to consolidated financial statements.

Exhibit 4.

INVESTORS BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholder's Equity

Nine months ended March 31, 2005 (unaudited) and years ended June 30, 2004, 2003, and 2002

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss: Minimum pension liability	Accumulated other comprehensive loss: Unrealized losses on securities	Total stockholder's equity
			(In Thousands)			
Balance at June 30, 2001	$ —	25	330,385	(180)	(5,572)	324,658
Comprehensive income:						
Net income	—	—	35,869	—	—	35,869
Change in minimum pension liability, net of tax of $174,000	—	—	—	(261)	—	(261)
Unrealized gain on securities available-for-sale, net of tax of $2,766,000	—	—	—	—	5,093	5,093
Reclassification adjustment for gains included in net income, net of tax of $81,000	—	—	—	—	(138)	(138)
Total comprehensive income						40,563
Balance at June 30, 2002	—	25	366,254	(441)	(617)	365,221
Comprehensive income:						
Net income	—	—	28,270	—	—	28,270
Change in minimum pension liability, net of tax of $273,000	—	—	—	(409)	—	(409)
Unrealized gain on securities available-for-sale, net of tax of $320,000	—	—	—	—	(545)	(545)
Total comprehensive income						27,316
Balance at June 30, 2003	—	25	394,524	(850)	(1,162)	392,537
Comprehensive income:						
Net income	—	—	19,837	—	—	19,837
Change in minimum pension liability, net of tax of $64,000	—	—	—	95	—	95
Unrealized loss on securities available-for-sale, net of tax benefit of $7,163,000	—	—	—	—	(12,726)	(12,726)
Reclassification adjustment for losses included in net income, net of tax of $551,000	—	—	—	—	1,920	1,920
Total comprehensive income						9,126
Balance at June 30, 2004	—	25	414,361	(755)	(11,968)	401,663
Comprehensive income (unaudited):						
Net loss	—	—	(10,141)	—	—	(10,141)
Unrealized loss on securities available-for-sale, net of tax benefit of $214,000	—	—	—	—	(383)	(383)
Reclassification adjustment for losses included in net income, net of tax of $3,885,000	—	—	—	—	6,778	6,778
Total comprehensive income						(3,746)
Balance at March 31, 2005 (unaudited)	$ —	25	404,220	(755)	(5,573)	397,917

See accompanying notes to consolidated financial statements.

Exhibit 5.

INVESTORS BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Nine months ended March 31, 2005 and 2004 (unaudited) and years ended June 30, 2004, 2003, and 2002

	Nine Months Ended March 31,		Years Ended June 30,		
	2005 (Unaudited)	2004 (Unaudited)	2004	2003	2002
	(In Thousands)				
Cash flows from operating activities:					
Net (loss) income	$ (10,141)	17,246	19,837	28,270	35,869
Adjustments to reconcile net income to net cash provided by operating activities:					
Amortization of premiums and accretion of discounts on securities, net	10,160	17,734	22,690	34,098	15,057
Amortization of premium on deposit acquisition	1,102	1,459	1,946	1,946	1,946
Provision for loan losses	400	400	600	600	500
Depreciation and amortization of office properties and equipment	2,279	2,029	2,304	2,516	1,742
Loss (gain) on securities transactions, net	9,750	(2,824)	(2,824)	—	(219)
Loss on securities due to other-than-temporary decline in fair value	—	—	3,094	—	—
Mortgage loans originated for sale	(44,923)	(42,814)	(51,021)	(83,784)	(9,507)
Proceeds from mortgage loan sales	42,862	50,817	61,398	76,482	7,041
Gain on sales of mortgage loans, net	(382)	(705)	(814)	(1,088)	(136)
Proceeds from sales of other real estate owned	167	135	135	1,668	1,179
Net (gain) loss on sale of other real estate owned	(12)	(25)	(25)	4	(6)
Death benefits on bank owned life insurance contracts	(2,732)	—	—	(6,210)	—
(Increase) decrease in bank owned life insurance contracts	(1,601)	(392)	(1,002)	2,325	2,539
Decrease in accrued interest receivable	4,018	1,913	2,394	1,883	946
Deferred tax benefit	(1,979)	(1,620)	(1,978)	(5,101)	(811)
(Increase) decrease in other assets	(3,264)	(707)	350	(840)	1,727
(Decrease) increase in other liabilities	(21,503)	(3,319)	1,167	(1,264)	16,351
Total adjustments	(5,658)	22,081	38,414	23,235	38,349
Net cash provided by operating activities	(15,799)	39,327	58,251	51,505	74,218
Cash flows from investing activities:					
Net (increase) decrease in loans receivable	(558,743)	(207,318)	(328,185)	212,280	(15,836)
Purchases of mortgage-backed securities held-to-maturity	(260,782)	(562,312)	(863,170)	(3,075,015)	(2,257,912)
Purchases of mortgage-backed securities available-for-sale	(62,175)	(1,350,582)	(1,436,645)	(226,812)	—
Purchases of equity securities available-for-sale	—	—	—	(35,000)	—
Proceeds from sale of equity securities available-for-sale	20,729	—	—	—	17,865
Proceeds from calls/maturities on debt securities held-to-maturity	25,328	27,079	20,413	40,316	—
Proceeds from calls/maturities on debt securities available-for-sale	—	10,000	—	—	30,822
Purchases of debt securities held-to-maturity	(17,000)	(25,000)	(25,000)	(164,351)	—
Proceeds from paydowns/maturities on mortgage-backed securities held-to-maturity	515,154	1,607,386	2,042,311	3,143,228	1,829,887
Proceeds from paydowns/maturities on mortgage-backed securities available-for-sale	204,539	147,232	267,196	74,340	37,033
Proceeds from sales of mortgage-backed securities held-to-maturity	46,942	135,688	135,688	—	—
Proceeds from sales of mortgage-backed securities available-for-sale	470,828	30,390	30,390	—	17,002
Proceeds from redemption of Federal Home Loan Bank stock	74,776	9,251	17,001	25,001	17,851
Purchases of Federal Home Loan Bank stock	(47,500)	(9,999)	(11,749)	(10,750)	(4,450)
Purchases of office properties and equipment	(5,980)	(3,518)	(6,406)	(5,843)	(6,385)
Purchases of bank owned life insurance contracts	—	—	—	(40,000)	(40,000)
Proceeds from death benefits on bank owned life insurance contracts	3,291	—	—	6,806	—
Net cash used in investing activities	409,407	(191,703)	(158,156)	(55,800)	(374,123)
Cash flows from financing activities:					
Net increase in deposits	6,501	71,421	94,109	338,406	552,243
Net decrease in funds borrowed under short-term repurchase agreements	55,000	—	(140)	(182,379)	(22,091)
Proceeds from funds borrowed under other repurchase agreements	420,000	65,000	115,000	356,000	1,016,000
Repayments of funds borrowed under other repurchase agreements	(904,000)	(90,000)	(255,000)	(400,000)	(1,259,000)
Net increase in Federal Home Loan Bank short-term advances	18,500	—	—	—	—
Repayments of Federal Home Loan Bank advances	(22)	(22)	(29)	(28)	(28)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	2,004	697	1,773	(1,542)	624
Net cash (used in) provided by financing activities	(402,017)	47,096	(44,287)	110,457	287,748
Net (decrease) increase in cash and cash equivalents	(8,409)	(105,280)	(144,192)	106,162	(12,157)
Cash and cash equivalents at beginning of year	37,678	181,870	181,870	75,708	87,865
Cash and cash equivalents at end of year	$ 29,269	76,590	37,678	181,870	75,708
Supplemental cash flow information:					
Noncash investing activities:					
Real estate acquired through foreclosure	$ 123	50	154	1,580	1,085
Cash paid during the year for:					
Interest	96,514	96,423	127,423	159,630	193,489
Income taxes	15,700	12,100	12,118	20,947	9,527

Exhibit 6

Selected Financial Data

		Corporate					Key Financial Data for the Most Recent Period End					
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data											
BCSB	BCSB Bankcorp, Inc. (MHC)	NASDAQ	Baltimore	MD	17	07/08/1998	790,367	69.97	51.92	41.63	74.20	19.86
CFFN	Capitol Federal Financial (MHC)	NASDAQ	Topeka	KS	36	04/01/1999	8,498,764	124.68	59.43	38.00	47.67	40.93
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004	841,877	63.84	42.20	NA	66.10	8.94
ALLB	Greater Delaware Valley Savings Bank (MHC	NASDAQ	Broomall	PA	9	03/03/1995	387,846	71.20	54.49	34.86	76.52	13.48
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	7	12/30/1998	293,292	62.62	54.06	36.62	86.33	2.56
KFED	K-Fed Bancorp (MHC)	NASDAQ	Covina	CA	5	03/31/2004	615,881	110.52	84.60	9.08	76.55	8.07
NWSB	Northwest Bancorp, Inc. (MHC)	NASDAQ	Warren	PA	151	11/07/1994	6,340,950	82.97	67.86	23.01	81.79	8.47
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	10	12/30/1998	422,447	71.01	51.02	36.89	71.85	15.24
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	7	11/16/1995	308,616	76.27	60.55	29.68	79.38	12.80
PBCT	People's Bank (MHC)	NASDAQ	Bridgeport	CT	157	07/06/1988	10,857,300	89.11	74.24	18.15	83.32	3.78
WFD	Westfield Financial Inc. (MHC)	AMEX	Westfield	MA	10	12/28/2001	799,687	61.28	47.19	42.87	77.01	7.29
	Average						2,741,548	80.32	58.87	31.08	74.61	12.86
	Median						790,367	71.20	54.49	35.74	76.55	8.94
	Maximum						10,857,300	124.68	84.60	42.87	86.33	40.93
	Minimum						293,292	61.28	42.20	9.08	47.67	2.56
	Investors Bancorp, Inc.		Short Hills	NJ	46		4,890,874	51.01	34.02	61.14	66.93	24.42
	Variance to the Comparable Median						4,100,507	(20.19)	(20.47)	25.40	(9.62)	15.48

Exhibit 6

Selected Financial Data

Ticker	Short Name	Capital for the Most Recent Period End: Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)	Asset Quality for the Most Recent Period End: NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	LTM Profitability: Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data													
BCSB	BCSB Bankcorp, Inc. (MHC)	5.26	4.94	6.31	6.99	5.60	0.37	180.24	0.20	3.79	0.66	172.57	0.09	1.60
CFFN	Capitol Federal Financial (MHC)	10.09	10.09	-	9.00	10.14	0.09	98.67	0.09	0.90	0.09	57.40	(0.99)	(9.60)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	24.13	24.13	-	17.56	24.26	-	NM	-	-	0.31	NM	0.67	2.62
ALLB	Greater Delaware Valley Savings Bank (MI	8.87	8.87	-	9.10	9.55	0.61	202.92	0.80	9.07	1.24	70.12	0.47	5.15
GCBC	Greene County Bancorp Inc. (MHC)	10.73	10.73	-	9.45	11.16	0.11	685.08	0.06	0.57	0.78	685.08	1.06	9.84
KFED	K-Fed Bancorp (MHC)	15.05	14.42	4.91	10.38	15.42	0.08	556.13	0.07	0.48	0.44	507.61	0.74	4.99
NWSB	Northwest Bancorp, Inc. (MHC)	8.96	6.67	27.30	NA	9.44	0.79	90.08	0.64	7.15	0.71	75.60	0.88	10.03
ONFC	Oneida Financial Corp. (MHC)	12.24	9.40	25.61	8.72	12.71	0.23	395.19	0.12	0.97	0.91	395.19	0.83	6.94
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.79	5.44	21.05	7.50	7.40	0.94	106.58	0.85	12.47	1.01	71.90	0.40	5.69
PBCT	People's Bank (MHC)	11.20	10.30	8.98	10.60	11.87	0.32	279.69	0.25	2.22	0.90	270.37	1.05	9.52
WFD	Westfield Financial Inc. (MHC)	14.85	14.85	-	14.87	15.51	0.58	239.97	0.28	1.86	1.40	239.97	0.78	5.25
	Average	11.65	10.89	8.56	10.42	12.10	0.37	283.46	0.31	3.59	0.77	254.58	0.54	4.73
	Median	10.73	10.09	4.91	9.28	11.16	0.32	221.45	0.20	1.86	0.78	206.27	0.74	5.25
	Maximum	24.13	24.13	27.30	17.56	24.26	0.94	685.08	0.85	12.47	1.40	685.08	1.06	10.03
	Minimum	5.26	4.94	-	6.99	5.60	-	90.08	-	-	0.09	57.40	(0.99)	(9.60)
	Investors Bancorp, Inc.	8.14	8.14	-	7.57	8.25	0.51	65.44	0.18	2.15	0.33	64.49	0.58	7.69
	Variance to the Comparable Median	(2.59)	(1.95)	(4.91)	(1.71)	(2.91)	0.19	(156.01)	(0.02)	0.29	(0.45)	(141.78)	(0.16)	2.44

Exhibit 6

Selected Financial Data

Ticker	Short Name	LTM Income Statement: Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Growth: Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)	Market Data: Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data																	
BCSB	BCSB Bankcorp, Inc. (MHC)	4.82	NA	NA	2.29	0.16	2.12	90.09	89.33	8.15	13.20	1.53	82.60	14.00	17.49	13.72	7.04	6.60
CFFN	Capitol Federal Financial (MHC)	4.69	3.23	1.46	1.77	0.27	3.60	178.65	191.05	0.36	15.54	(2.26)	2,464.00	33.12	37.31	32.75	11.80	11.80
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.09	2.13	1.96	2.48	0.05	1.29	52.65	51.68	13.41	41.94	3.62	320.00	10.48	12.00	9.98	6.65	6.65
ALLB	Greater Delaware Valley Savings Bank (MI	5.33	NA	NA	3.12	0.34	2.74	80.44	78.21	2.08	0.40	6.21	75.90	22.05	32.30	21.50	9.99	9.99
GCBC	Greene County Bancorp Inc. (MHC)	NA	NA	NA	3.98	0.90	3.15	67.84	60.12	6.80	9.22	9.64	75.10	36.37	37.46	33.00	15.44	15.44
KFED	K-Fed Bancorp (MHC)	NA	NA	NA	2.80	0.51	1.93	59.28	51.64	(8.21)	21.67	(11.09)	170.50	11.60	14.76	10.95	6.31	6.00
NWSB	Northwest Bancorp, Inc. (MHC)	5.51	2.45	3.06	3.23	0.47	1.99	55.44	48.53	9.30	15.76	10.04	1,011.40	19.90	22.23	19.82	11.17	8.12
ONFC	Oneida Financial Corp. (MHC)	5.27	2.14	3.12	3.44	2.69	4.32	75.05	52.86	(0.99)	7.42	(0.82)	89.10	11.77	17.20	10.66	6.82	5.10
PBHC	Pathfinder Bancorp, Inc. (MHC)	5.33	NA	NA	3.26	0.72	3.10	82.77	78.58	2.08	0.11	6.07	38.00	15.50	26.50	15.45	8.54	6.74
PBCT	People's Bank (MHC)	4.53	1.47	3.06	3.47	1.44	3.13	66.06	50.98	1.76	11.95	2.88	4,003.10	28.31	29.36	25.33	8.61	7.83
WFD	Westfield Financial Inc. (MHC)	4.64	NA	NA	3.15	0.40	2.25	66.84	62.37	0.28	4.91	(0.93)	238.10	23.92	25.55	23.15	12.50	12.50
	Average	4.91	2.28	2.53	3.00	0.72	2.69	79.56	74.12	3.18	12.92	2.26	778.89	20.64	24.74	19.66	9.53	8.80
	Median	4.82	2.14	3.06	3.15	0.47	2.74	67.84	60.12	2.08	11.95	2.88	170.50	19.90	25.55	19.82	8.61	7.83
	Maximum	5.51	3.23	3.12	3.98	2.69	4.32	178.65	191.05	13.41	41.94	10.04	4,003.10	36.37	37.46	33.00	15.44	15.44
	Minimum	4.09	1.47	1.46	1.77	0.05	1.29	52.65	48.53	(8.21)	0.11	(11.09)	38.00	10.48	12.00	9.98	6.31	5.10
	Investors Bancorp, Inc.	4.32	2.64	1.68	1.85	0.15	1.09	56.05	52.37	(10.71)	67.30	0.27	879.21	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(0.50)	0.50	(1.39)	(1.30)	(0.32)	(1.65)	(11.79)	(7.75)	(12.79)	55.35	(2.61)	708.71	NA	NA	NA	NA	NA

Exhibit 6

Selected Financial Data

		Dividends		Current Pricing Data as of 5/31/05							Productivity
Ticker	Short Name	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Full Time Equivalent Employees LTM
	Comparable Thrift Data										
BCSB	BCSB Bankcorp, Inc. (MHC)	3.57	568.18	NM	175.00	NM	107.00	198.70	212.10	10.45	NA
CFFN	Capitol Federal Financial (MHC)	6.04	NM	34.50	34.50	NM	NM	280.70	280.70	28.32	667
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.91	105.56	52.40	52.40	58.20	57.40	157.50	157.50	38.01	NA
ALLB	Greater Delaware Valley Savings Bank (MI	1.63	67.92	50.10	49.20	41.60	41.50	220.60	220.60	19.57	NA
GCBC	Greene County Bancorp Inc. (MHC)	2.42	59.72	28.40	28.40	25.30	25.30	235.60	235.60	25.29	NA
KFED	K-Fed Bancorp (MHC)	1.72	31.25	32.20	32.20	36.30	35.40	184.00	193.50	27.69	NA
NWSB	Northwest Bancorp, Inc. (MHC)	2.41	43.64	17.80	18.10	18.10	18.30	178.20	245.10	15.96	1,659
ONFC	Oneida Financial Corp. (MHC)	3.40	82.98	22.60	22.70	25.00	21.10	172.60	232.00	21.12	149
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.65	81.50	64.60	64.60	31.00	45.80	181.50	229.90	12.32	107
PBCT	People's Bank (MHC)	3.11	101.25	32.20	33.80	35.80	39.40	328.80	361.20	36.83	2,675
WFD	Westfield Financial Inc. (MHC)	1.67	93.75	37.40	37.40	37.40	38.90	191.40	191.40	28.42	144
	Average	2.78	123.58	37.22	49.85	34.30	43.01	211.78	232.69	24.00	900
	Median	2.42	82.24	33.35	34.50	35.80	39.15	191.40	229.90	25.29	408
	Maximum	6.04	568.18	64.60	175.00	58.20	107.00	328.80	361.20	38.01	2,675
	Minimum	1.63	31.25	17.80	18.10	18.10	18.30	157.50	157.50	10.45	107
	Investors Bancorp, Inc.	-	-	NA	NA	NA	NA	NA	NA	NA	410
	Variance to the Comparable Median	(2.42)	(82.24)	NA	NA	NA	NA	NA	NA	NA	2

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of May 31, 2005

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
AABC	Access Anytime Bancorp, Inc.	14.10	24.30	20.70	20.70	17.20	17.40	112.10	212.50	6.10	0.00	0.00
ABCW	Anchor BanCorp Wisconsin Inc.	27.62	616.50	9.00	9.00	12.80	13.00	195.20	208.60	15.20	1.96	23.61
AF	Astoria Financial Corporation	27.54	3,006.60	12.10	12.10	13.10	12.60	207.10	239.50	12.17	2.90	34.92
ALFC	Atlantic Liberty Financial Corp	23.75	40.00	25.80	25.80	18.70	25.40	143.60	143.60	21.73	1.18	22.05
ASBI	Ameriana Bancorp	14.31	45.20	14.90	14.90	26.50	26.50	116.30	118.00	10.46	4.47	118.52
ASBP	ASB Financial Corp.	22.48	38.30	18.70	18.70	18.40	18.60	205.20	205.20	21.86	2.67	49.18
BBX	BankAtlantic Bancorp, Inc.	17.74	988.00	14.30	14.70	16.10	16.70	223.40	272.30	16.74	0.79	12.55
BFBC	Benjamin Franklin Bancorp, Inc.	10.47	88.90	NA	NA	NA	NA	NA	NA	NA	0.00	NA
BFCF	BFC Financial Corporation	9.04	254.30	16.10	NA	19.70	NA	225.00	NM	3.63	0.71	3.48
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	10.35	136.90	NA	NA	NA	NA	NA	NA	NA	0.00	NA
BHBC	Beverly Hills Bancorp Inc.	10.45	221.00	16.30	16.30	8.40	14.00	132.80	135.30	16.31	4.78	30.24
BHL	Berkshire Hills Bancorp, Inc.	31.85	185.80	14.00	15.30	15.00	16.00	144.70	153.40	14.36	1.51	22.64
BKMU	Bank Mutual Corporation	10.84	690.60	24.60	27.70	27.10	29.60	124.70	138.50	20.61	2.21	55.00
BKUNA	BankUnited Financial Corporation	24.72	737.10	14.70	15.40	14.40	14.70	150.30	159.40	8.08	0.08	0.29
BOFI	BofI Holding, Inc.	9.15	75.90	17.60	17.60	NA	NA	124.50	124.50	14.42	0.00	NA
BRBI	Blue River Bancshares, Inc.	5.25	18.40	21.90	17.90	NM	NM	114.30	147.60	8.61	0.00	0.00
BRKL	Brookline Bancorp, Inc.	15.21	937.80	42.30	43.30	47.50	50.00	153.20	166.20	42.92	2.24	231.25
BYFC	Broadway Financial Corporation	11.00	16.70	13.80	14.20	11.60	11.60	120.90	120.90	5.65	1.82	21.05
CASH	Meta Financial Group, Inc.	21.17	53.00	33.10	33.20	24.60	24.60	117.70	127.40	6.65	2.46	60.47
CCBI	Commercial Capital Bancorp Inc.	16.95	938.90	10.60	10.60	12.50	12.50	143.90	348.80	17.61	1.65	16.18
CEBK	Central Bancorp, Inc.	25.89	41.10	11.40	11.50	15.70	17.80	107.60	114.20	7.89	1.85	29.09
CFB	Commercial Federal Corporation	25.01	956.50	NM	NM	NM	17.30	127.50	164.20	9.40	2.32	687.50
CFCP	Coastal Financial Corporation	14.91	263.10	16.90	17.60	17.30	17.00	294.10	294.10	18.17	1.21	21.15
CFFC	Community Financial Corporation	21.27	44.40	12.40	14.40	12.10	12.50	141.50	141.60	11.10	2.07	24.43
CIBI	Community Investors Bancorp, Inc.	13.60	14.30	16.20	16.20	16.60	16.90	110.40	110.40	11.69	2.65	43.90
CITZ	CFS Bancorp, Inc.	13.11	162.30	NM	94.00	NM	NM	111.00	112.10	12.49	3.66	NM
CNY	Carver Bancorp, Inc.	17.50	43.80	29.20	17.00	17.00	12.80	95.60	95.60	6.99	1.60	27.18
CSBC	Citizens South Banking Corporation	12.63	91.60	24.30	26.70	31.60	28.30	131.70	147.40	17.91	2.22	66.25
CTZN	Citizens First Bancorp, Inc.	21.01	178.30	21.00	21.00	20.00	20.10	108.50	118.20	12.18	1.71	34.29
DCOM	Dime Community Bancshares, Inc.	15.10	561.70	12.60	12.60	12.20	12.00	198.70	247.40	16.67	3.71	45.16
DSL	Downey Financial Corp.	75.02	2,089.60	10.10	10.10	13.90	12.90	198.20	198.80	12.37	0.53	7.42
EFC	EFC Bancorp, Inc.	27.00	129.30	22.50	22.90	19.90	20.50	150.20	150.20	12.78	2.41	46.51
ESBF	ESB Financial Corporation	13.32	179.80	13.90	13.90	13.90	13.90	139.20	215.80	10.12	3.00	41.67
ESBK	Elmira Savings Bank, FSB	30.75	33.70	13.70	14.00	13.10	13.50	156.20	159.30	10.61	2.60	32.91
FBC	Flagstar Bancorp, Inc.	19.76	1,225.70	15.90	15.90	10.00	10.00	164.80	164.80	8.58	5.06	63.13
FBEI	First Bancorp of Indiana, Inc.	20.50	32.90	21.40	21.40	52.60	52.60	112.70	120.80	11.62	2.93	151.28
FBNW	FirstBank NW Corp.	26.01	78.00	12.50	12.50	12.40	12.40	107.90	NA	9.74	2.61	32.54
FBSI	First Bancshares, Inc.	19.64	30.50	NM	163.70	13.00	13.00	111.30	113.10	12.14	0.81	10.60
FBTC	First BancTrust Corporation	12.30	30.70	25.60	27.50	23.20	24.30	112.50	112.50	13.38	1.95	45.28
FBTX	Franklin Bank Corp.	17.10	388.60	13.80	13.80	14.50	14.50	130.20	175.10	9.62	0.00	0.00
FCAP	First Capital, Inc.	19.80	51.50	15.00	15.00	15.70	15.80	126.70	148.30	11.78	3.03	47.62
FCFL	First Community Bank Corporation of Ameri	25.50	56.60	25.50	25.50	28.30	28.30	234.00	238.20	21.53	0.00	0.00
FDEF	First Defiance Financial Corp.	26.74	187.90	16.30	15.60	15.60	15.00	126.70	164.20	14.42	3.29	49.12
FDT	Federal Trust Corporation	11.10	89.60	18.50	19.90	24.10	21.60	220.20	220.20	13.82	1.08	23.91
FED	FirstFed Financial Corp.	54.18	895.70	12.30	12.30	13.30	13.30	180.70	182.50	10.63	0.00	0.00
FFBH	First Federal Bancshares of Arkansas, Inc.	24.49	124.50	16.60	16.60	16.30	16.30	164.80	164.80	15.93	1.96	30.67
FFBI	First Federal Bancshares, Inc.	20.00	24.90	21.70	22.00	17.10	19.30	104.70	112.30	7.63	2.40	29.06
FFCH	First Financial Holdings, Inc.	28.44	351.30	12.70	12.70	13.90	16.20	205.50	237.10	14.20	3.23	44.61
FFCO	FedFirst Financial Corp. (MHC)	9.14	60.40	NA	NA	NA	NA	NA	NA	NA	0.00	NA
FFDF	FFD Financial Corporation	17.20	20.40	19.60	19.60	25.70	25.70	120.00	120.00	14.63	2.56	64.93
FFFD	North Central Bancshares, Inc.	38.74	59.60	14.20	12.30	11.80	11.40	139.70	158.10	12.65	2.99	32.83

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of May 31, 2005

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
FFFL	Fidelity Bankshares, Inc.	24.75	617.60	22.10	22.10	24.00	22.90	239.80	242.60	17.22	1.29	28.49
FFHS	First Franklin Corporation	15.90	26.30	44.20	51.90	49.70	55.90	110.40	110.40	9.66	2.01	100.00
FFIC	Flushing Financial Corporation	16.89	324.70	12.80	12.80	13.00	12.60	201.80	206.80	15.19	2.37	29.23
FFNM	First Federal of Northern Michigan Bancorp,	9.03	28.00	45.20	45.20	50.20	56.30	128.30	165.80	10.46	2.40	105.22
FFSX	First Federal Bankshares, Inc.	22.53	81.60	22.50	22.50	16.00	21.50	113.80	153.60	14.11	1.78	28.37
FKFS	First Keystone Financial, Inc.	17.31	35.10	12.70	23.50	16.50	16.40	117.70	117.70	5.95	2.54	41.90
FMCO	FMS Financial Corporation	17.92	116.50	17.20	17.20	14.00	14.70	164.20	170.00	9.36	0.67	9.38
FMSB	First Mutual Bancshares, Inc.	24.70	131.10	13.10	13.10	14.30	14.30	215.20	215.20	12.84	1.46	20.81
FNFG	First Niagara Financial Group, Inc.	13.02	1,505.40	17.10	16.00	18.90	18.30	105.30	224.30	18.51	2.76	49.28
FNFI	First Niles Financial, Inc.	17.00	23.50	23.60	29.10	22.40	26.90	148.00	148.00	23.97	3.76	82.89
FPFC	First Place Financial Corp.	19.69	295.00	10.90	12.00	19.70	15.40	127.80	185.40	11.91	2.84	56.00
FPTB	First PacTrust Bancorp, Inc.	25.20	114.50	24.20	24.20	21.70	22.00	132.60	132.60	15.21	2.06	41.81
FSBI	Fidelity Bancorp, Inc.	20.99	55.80	16.40	15.10	15.60	15.80	149.60	160.70	9.52	2.25	33.00
GAFC	Greater Atlantic Financial Corp.	5.80	17.50	NM	NM	NM	NM	99.00	104.70	4.57	0.00	0.00
GCFC	Central Federal Corporation	10.00	22.30	NM	NM	NM	NM	114.80	128.10	14.56	3.60	NM
GDW	Golden West Financial Corporation	62.62	19,239.90	14.00	14.00	14.60	14.70	253.70	253.70	17.08	0.38	5.37
GSLA	GS Financial Corp.	17.70	22.70	NM	28.10	NM	27.50	79.90	79.90	11.90	2.26	NM
GUPB	GFSB Bancorp, Inc.	19.96	23.70	11.30	11.30	15.60	14.20	118.60	118.60	10.99	2.50	39.06
HARB	Harbor Florida Bancshares, Inc.	35.57	849.70	18.20	18.20	19.00	19.30	280.50	284.20	29.14	2.25	38.50
HARL	Harleysville Savings Financial Corporation	17.75	68.90	13.90	13.90	14.10	14.30	149.80	149.80	9.20	3.38	43.81
HCFC	Home City Financial Corporation	15.95	13.30	17.30	17.30	18.60	18.70	103.40	105.70	8.66	2.76	38.37
HFBC	HopFed Bancorp, Inc.	16.02	58.30	14.80	14.90	14.60	14.90	119.80	134.60	10.01	3.00	43.64
HFFC	HF Financial Corp.	22.75	80.20	15.40	15.40	13.50	13.50	148.40	163.40	9.37	1.93	25.89
HIFS	Hingham Institution for Savings	42.00	87.80	14.60	14.60	NA	NA	194.60	194.60	15.61	1.81	NA
HLFC	Home Loan Financial Corporation	19.50	33.20	28.70	28.70	20.70	21.80	144.60	144.60	20.54	4.05	94.95
HMNF	HMN Financial, Inc.	30.10	132.70	10.80	10.80	12.10	11.70	157.00	165.00	13.38	2.92	35.34
HRZB	Horizon Financial Corp.	20.10	201.80	15.70	15.70	16.00	16.30	188.60	189.50	20.23	2.69	42.06
HWFG	Harrington West Financial Group, Inc.	15.37	82.40	9.60	9.70	10.30	10.60	146.80	160.80	7.51	2.86	61.74
ICBC	Independence Community Bank Corp.	37.48	3,145.80	13.00	13.50	13.20	12.90	138.30	310.30	17.71	2.88	35.79
IFSB	Independence Federal Savings Bank	9.50	14.80	NM	NM	NM	NA	91.00	91.00	8.68	0.00	0.00
JFBI	Jefferson Bancshares, Inc.	13.06	98.80	27.20	27.20	26.70	26.50	116.30	116.30	33.55	1.53	51.02
KNBT	KNBT Bancorp, Inc.	14.91	490.50	21.90	23.30	23.70	24.60	113.30	131.60	17.27	1.61	33.33
LARL	Laurel Capital Group, Inc.	21.75	42.30	20.90	20.90	22.70	22.70	154.60	176.60	13.71	3.68	83.33
LNCB	Lincoln Bancorp	16.69	90.10	22.00	22.00	20.60	18.20	88.40	121.40	11.00	3.36	66.67
LSBI	LSB Financial Corp.	27.00	39.80	12.70	12.70	12.00	12.00	127.10	127.10	10.85	2.37	27.12
LSBX	LSB Corporation	16.05	70.40	21.10	21.10	15.00	21.80	121.30	121.30	12.55	3.49	50.47
MAFB	MAF Bancorp, Inc.	42.56	1,374.20	14.80	15.00	14.20	14.00	145.40	218.00	14.26	2.16	29.33
MASB	MASSBANK Corp.	35.40	155.90	23.30	23.80	22.30	24.60	144.90	146.40	16.06	2.94	64.15
MCBF	Monarch Community Bancorp, Inc.	11.95	32.40	19.90	19.90	NM	NA	81.80	114.30	11.48	1.67	NM
MFBC	MFB Corp.	26.27	35.60	11.30	11.30	24.10	14.70	95.80	110.20	6.84	1.90	44.95
MFLR	Mayflower Co-operative Bank	13.90	28.60	16.60	16.60	16.40	17.30	155.00	155.60	12.39	2.88	47.06
MFSF	MutualFirst Financial, Inc.	21.96	102.60	15.30	15.20	20.00	20.00	116.90	118.10	12.19	2.37	45.45
MTXC	Matrix Bancorp, Inc.	12.80	84.80	7.30	7.90	3.60	NA	89.60	89.60	4.54	0.00	0.00
NAL	NewAlliance Bancshares, Inc.	13.79	1,574.30	26.50	25.90	NM	28.30	111.50	167.30	24.24	1.45	120.00
NASB	NASB Financial, Inc.	38.99	329.30	13.70	13.70	13.10	13.10	234.60	239.90	22.48	2.31	55.37
NDE	IndyMac Bancorp Inc.	41.15	2,570.90	10.20	9.60	13.50	13.30	193.40	206.00	14.30	3.69	46.05
NEIB	Northeast Indiana Bancorp, Inc.	20.10	28.40	18.00	18.00	30.50	20.00	109.60	111.90	12.25	2.99	89.39
NHTB	New Hampshire Thrift Bancshares, Inc.	16.15	67.80	13.90	13.90	14.70	14.40	154.60	213.80	11.31	3.10	43.18
NMIL	NewMil Bancorp, Inc.	30.48	128.40	14.70	14.70	15.20	15.20	235.20	276.80	16.25	2.62	36.82
NTBK	NetBank, Inc.	8.31	384.20	NM	NM	NM	NM	95.50	119.40	8.08	0.96	NM
NYB	New York Community Bancorp, Inc.	18.22	4,838.40	13.00	13.60	15.10	11.40	148.60	404.30	19.31	5.49	82.64

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of May 31, 2005

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
OCFC	OceanFirst Financial Corp.	21.50	275.80	13.40	13.40	14.60	14.70	205.00	207.00	14.60	3.72	54.42
PBCI	Pamrapo Bancorp, Inc.	21.90	109.00	13.70	13.70	13.70	13.70	194.70	194.70	17.03	4.02	53.75
PBCP	Provident Bancorp, Inc.	11.71	532.90	24.40	24.20	26.60	27.30	130.40	225.20	21.17	1.54	37.50
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MI	9.80	123.10	NA	NA	NA	NA	135.60	135.60	27.46	0.00	NA
PBNC	PFS Bancorp, Inc.	22.65	33.40	35.40	41.60	35.40	36.90	163.00	163.10	24.96	1.32	816.41
PCBI	Peoples Community Bancorp, Inc.	21.60	84.30	36.00	36.00	28.40	34.50	112.20	122.10	9.26	2.78	59.21
PEDE	Great Pee Dee Bancorp, Inc.	15.99	28.80	23.50	23.50	22.80	23.50	110.40	114.40	14.97	4.00	90.71
PFB	PFF Bancorp, Inc.	29.04	719.70	15.10	15.10	16.00	17.10	213.50	214.30	18.39	2.07	31.30
PFDC	Peoples Bancorp	20.00	67.20	16.70	16.70	15.20	14.20	103.60	108.10	13.66	3.60	54.55
PFED	Park Bancorp, Inc.	30.13	33.90	29.00	29.00	16.20	25.80	105.40	105.40	12.41	2.39	38.71
PFS	Provident Financial Services, Inc.	17.78	1,304.00	20.20	20.10	22.00	22.20	116.00	191.80	20.30	1.80	33.33
PFSB	PennFed Financial Services, Inc.	14.52	195.70	13.00	13.00	14.10	13.90	157.80	157.80	9.82	1.93	21.36
PFSL	Pocahontas Bancorp, Inc.	14.00	65.00	38.90	38.90	29.80	33.20	127.60	179.20	8.87	2.29	85.11
PPBI	Pacific Premier Bancorp, Inc.	10.47	55.10	10.90	10.90	12.80	13.70	143.90	143.90	11.15	0.00	0.00
PROV	Provident Financial Holdings, Inc.	27.82	194.00	10.90	10.90	10.90	11.10	162.80	162.90	11.99	2.01	20.39
PRTR	Partners Trust Financial Group, Inc.	10.32	515.10	19.90	19.90	28.70	21.80	95.90	193.70	13.95	2.71	72.22
PSFC	Peoples-Sidney Financial Corporation	15.70	22.50	19.60	19.60	21.50	21.50	127.40	127.40	16.52	3.82	91.78
PULB	Pulaski Financial Corp.	22.29	124.60	16.40	16.40	18.70	18.70	277.20	280.20	17.59	1.62	30.25
PVFC	PVF Capital Corp.	13.79	96.90	19.20	19.20	18.20	18.20	148.00	148.00	11.94	2.15	38.07
PVSA	Parkvale Financial Corporation	27.80	156.20	12.90	12.90	14.80	15.20	140.90	198.50	8.26	2.88	42.55
RCKB	Rockville Financial, Inc. (MHC)	11.14	216.50	NA	NA	NA	NA	NA	NA	NA	0.00	NA
RIVR	River Valley Bancorp	19.76	31.30	15.90	15.90	14.40	14.50	139.20	139.40	10.37	3.85	54.01
ROME	Rome Bancorp, Inc.	9.68	93.30	34.60	35.60	34.60	36.00	101.00	101.00	29.69	2.74	94.46
RPFG	Rainier Pacific Financial Group, Inc.	17.09	119.70	35.60	47.10	34.20	31.50	125.40	125.70	14.52	1.40	46.00
RVSB	Riverview Bancorp, Inc.	21.50	104.20	15.80	16.90	16.20	15.60	149.80	174.40	18.19	2.88	46.62
SFFS	Sound Federal Bancorp, Inc.	15.92	197.10	39.80	42.10	34.60	34.40	155.00	174.20	19.58	1.63	53.26
SOV	Sovereign Bancorp, Inc.	22.32	8,139.60	14.70	14.10	15.80	15.30	146.70	308.10	14.20	0.72	9.22
SSFC	South Street Financial Corp.	9.56	29.00	19.90	19.90	22.80	22.80	113.50	113.50	13.22	4.18	95.24
STSA	Sterling Financial Corporation	35.35	815.00	13.00	13.00	13.70	13.80	173.00	240.00	11.62	0.00	0.00
SVBI	Severn Bancorp, Inc.	19.89	165.50	13.10	13.10	12.60	12.60	263.40	264.80	22.25	1.21	13.92
SYNF	Synergy Financial Group, Inc.	12.13	150.20	30.30	30.30	32.80	33.00	146.10	147.40	16.76	1.32	43.24
SZB	SouthFirst Bancshares, Inc.	13.10	9.30	NM	62.70	NM	42.40	91.50	96.70	6.57	3.05	NM
THRD	TF Financial Corporation	29.00	85.60	13.90	13.90	12.80	12.80	131.20	142.20	12.46	2.48	30.84
TONE	TierOne Corporation	24.13	437.70	14.00	14.00	16.10	16.30	156.00	192.90	14.40	0.99	14.00
TRST	TrustCo Bank Corp NY	12.45	936.80	15.60	18.50	16.40	19.30	414.80	415.80	32.71	4.82	78.95
TSBK	Timberland Bancorp, Inc.	23.01	86.50	14.40	14.40	14.90	14.80	120.70	135.10	16.17	2.61	38.71
TSH	Teche Holding Co.	36.15	81.00	13.70	15.10	14.70	15.40	135.70	145.50	11.73	2.66	36.59
UCBC	Union Community Bancorp	16.30	31.60	25.50	20.30	18.50	17.70	93.90	102.00	12.09	3.68	68.18
UCFC	United Community Financial Corp.	10.51	327.40	15.50	16.00	17.80	17.60	129.40	151.10	13.96	3.14	53.39
UTBI	United Tennessee Bankshares, Inc.	21.21	25.20	13.30	13.30	12.80	12.90	135.50	140.80	21.28	1.89	24.10
WAYN	Wayne Savings Bancshares, Inc.	15.80	57.80	NM	35.90	NM	27.70	140.40	148.70	14.76	3.04	436.36
WES	Westcorp	48.44	2,521.50	10.50	NA	11.30	NA	176.00	176.10	15.25	1.24	13.52
WFSL	Washington Federal, Inc.	22.82	1,979.10	12.10	11.50	13.90	13.60	172.10	181.30	26.07	3.33	46.51
WGBC	Willow Grove Bancorp, Inc.	15.34	150.00	29.50	18.50	22.20	20.00	137.60	138.80	14.55	3.13	66.67
WM	Washington Mutual, Inc.	41.30	36,230.20	10.20	9.40	13.40	13.10	165.30	233.80	11.26	4.55	59.09
WRO	Woronoco Bancorp, Inc.	32.30	126.10	38.50	23.40	63.30	23.10	157.70	164.30	13.79	2.51	207.35
WSB	Washington Savings Bank, F.S.B. (The)	8.66	63.90	12.70	7.70	8.40	7.30	121.50	121.50	11.47	3.23	20.39
WSFS	WSFS Financial Corporation	55.68	389.80	15.50	16.30	15.80	16.10	204.00	205.70	14.86	0.50	7.10
WVFC	WVS Financial Corp.	17.10	41.10	18.60	18.60	15.70	17.20	142.70	142.70	9.66	3.74	58.72
	All Fully Converted Average	21.01	768.27	18.57	20.83	19.06	19.54	148.40	168.40	14.23	2.21	57.75

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of May 31, 2005

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
	All Fully Converted Median	19.50	98.80	15.90	16.30	16.00	16.55	139.20	153.60	13.38	2.32	41.74
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	10.80	171.40	25.02	25.02	28.49	28.49	85.84	85.84	20.68	1.85	NA
ACFC	Atlantic Coast Federal Corporation (MHC)	11.52	167.60	38.93	38.93	34.72	34.48	90.35	91.85	22.05	1.74	NA
BCSB	BCSB Bankcorp, Inc. (MHC)	14.00	82.60	88.09	88.09	66.20	57.44	95.48	98.47	9.89	3.57	568.18
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	10.35	136.90	NA	NA	NA	NA	NA	NA	NA	-	NA
CFFN	Capitol Federal Financial (MHC)	33.12	2,464.00	26.88	26.88	NM	NM	105.51	105.51	24.70	6.04	NM
CHFN	Charter Financial Corp. (MHC)	34.80	682.20	42.09	42.20	42.64	50.12	93.40	94.16	44.23	2.87	550.00
CHEV	Cheviot Financial Corp. (MHC)	11.16	110.70	33.69	33.69	32.66	32.66	84.85	84.85	33.25	2.15	78.57
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.48	320.00	39.20	39.20	43.92	43.47	90.48	90.48	32.25	1.91	105.56
FFCO	FedFirst Financial Corp. (MHC)	9.14	60.40	NA	NA	NA	NA	NA	NA	NA	-	NA
FFFS	First Federal Financial Services, Inc. (MHC)	13.00	51.00	20.07	20.07	21.47	21.47	83.75	83.75	31.83	2.77	NA
GOV	Gouverneur Bancorp Inc. (MHC)	13.75	31.40	23.83	29.68	27.44	29.09	93.35	93.35	24.62	2.04	65.85
ALLB	Greater Delaware Valley Savings Bank (MH(	22.05	75.90	34.36	33.90	29.64	29.56	87.93	87.93	17.26	1.63	67.92
GCBC	Greene County Bancorp Inc. (MHC)	36.37	75.10	22.92	22.92	20.94	20.94	111.56	111.56	22.82	2.42	59.72
HOME	Home Federal Bancorp, Inc. (MHC)	11.51	175.10	21.70	24.96	30.52	NA	92.00	92.00	23.93	1.74	NA
HCBK	Hudson City Bancorp, Inc. (MHC)	34.45	6,421.90	21.11	21.64	21.34	21.92	127.15	127.15	25.96	2.44	58.21
JXSB	Jacksonville Bancorp, Inc. (MHC)	14.80	29.10	31.12	32.57	27.23	27.55	88.84	97.75	10.92	2.03	68.18
KRNY	Kearny Financial Corp (MHC)	10.49	763.00	35.24	35.24	NA	NA	79.63	87.29	30.49	-	NA
KFFB	Kentucky First Federal Bancorp (MHC)	11.55	99.30	45.96	45.96	62.84	NA	88.51	102.64	30.57	3.46	NA
KFED	K-Fed Bancorp (MHC)	11.60	170.50	27.53	27.53	29.54	28.95	94.42	96.86	24.23	1.72	31.25
NVSL	Naugatuck Valley Financial Corp. (MHC)	10.37	78.90	37.17	37.17	88.04	38.08	88.90	89.15	24.64	1.54	NA
NWSB	Northwest Bancorp, Inc. (MHC)	19.90	1,011.40	15.39	15.64	16.09	16.23	94.62	110.67	14.78	2.41	43.64
OSHC	Ocean Shore Holding Company (MHC)	10.49	88.60	24.71	24.71	NA	NA	87.61	87.61	15.46	-	NA
ONFC	Oneida Financial Corp. (MHC)	11.77	89.10	19.43	19.47	21.17	18.25	94.34	109.72	19.15	3.40	82.98
PBHC	Pathfinder Bancorp, Inc. (MHC)	15.50	38.00	43.32	43.32	24.61	33.89	90.64	101.30	11.53	2.65	81.50
PBCT	People's Bank (MHC)	28.31	4,003.10	25.81	26.92	28.47	30.77	124.99	129.40	31.17	3.11	101.25
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MI	9.80	123.10	NA	NA	NA	NA	NA	NA	NA	-	NA
PSBH	PSB Holdings, Inc. (MHC)	9.95	69.10	25.75	26.79	45.63	NA	82.70	82.70	19.01	2.01	NA
RCKB	Rockville Financial, Inc. (MHC)	11.14	216.50	NA	NA	NA	NA	NA	NA	NA	-	NA
SIFI	SI Financial Group Inc. (MHC)	10.27	129.00	28.22	28.56	57.71	30.91	87.96	88.12	18.60	1.17	NA
WFD	Westfield Financial Inc. (MHC)	23.92	238.10	31.01	31.01	30.29	31.37	102.00	102.00	26.04	1.67	93.75
	All MHC's Average	16.21	605.77	31.87	32.39	36.16	31.28	94.11	97.39	23.46	1.94	137.10
	All MHC's Median	11.58	126.05	27.87	29.12	29.64	30.16	90.56	93.75	24.08	1.96	78.57
	New Jersey											
FMCO	FMS Financial Corporation	17.92	116.50	17.20	17.20	14.00	14.70	164.20	170.00	9.36	0.67	9.38
OCFC	OceanFirst Financial Corp.	21.50	275.80	13.40	13.40	14.60	14.70	205.00	207.00	14.60	3.72	54.42
PBCI	Pamrapo Bancorp, Inc.	21.90	109.00	13.70	13.70	13.70	13.70	194.70	194.70	17.03	4.02	53.75
PFS	Provident Financial Services, Inc.	17.78	1,304.00	20.20	20.10	22.00	22.20	116.00	191.80	20.30	1.80	33.33
PFSB	PennFed Financial Services, Inc.	14.52	195.70	13.00	13.00	14.10	13.90	157.80	157.80	9.82	1.93	21.36
SYNF	Synergy Financial Group, Inc.	12.13	150.20	30.30	30.30	32.80	33.00	146.10	147.40	16.76	1.32	43.24
	New Jersey Fully Converted Average		358.53	17.97	17.95	18.53	18.70	163.97	178.12	14.65	2.24	35.91
	New Jersey Fully Converted Median		172.95	15.45	15.45	14.35	14.70	161.00	180.90	15.68	1.87	38.29
	New Jersey MHC's											
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.48	320.00	39.20	39.20	43.92	43.47	90.48	90.48	32.25	1.91	105.56

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of May 31, 2005

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
HCBK	Hudson City Bancorp, Inc. (MHC)	34.45	6,421.90	21.11	21.64	21.34	21.92	127.15	127.15	25.96	2.44	58.21
KRNY	Kearny Financial Corp (MHC)	10.49	763.00	35.24	35.24	NA	NA	79.63	87.29	30.49	-	NA
OSHC	Ocean Shore Holding Company (MHC)	10.49	88.60	24.71	24.71	NA	NA	87.61	87.61	15.46	-	NA
	New Jersey MHC's Average		1,898.38	30.06	30.20	32.63	32.70	96.22	98.13	26.04	1.09	81.89
	New Jersey MHC's Median		541.50	29.97	29.97	32.63	32.70	89.04	89.04	28.22	0.96	81.89

Exhibit 7
Industry Fully Converted Multiples
Pricing Data as of May 31, 2005

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Group											
BCSB	BCSB Bankcorp, Inc. (MHC)	14.00	82.60	88.09	88.09	66.20	57.44	95.48	98.47	9.89	3.57	568.18
CFFN	Capitol Federal Financial (MHC)	33.12	2,464.00	26.88	26.88	NM	NM	105.51	105.51	24.70	6.04	NM
CSBK	Clifton Savings Bancorp, Inc. (MHC)	10.48	320.00	39.20	39.20	43.92	43.47	90.48	90.48	32.25	1.91	105.56
ALLB	Greater Delaware Valley Savings Bank (MH(	22.05	75.90	34.36	33.90	29.64	29.56	87.93	87.93	17.26	1.63	67.92
GCBC	Greene County Bancorp Inc. (MHC)	36.37	75.10	22.92	22.92	20.94	20.94	111.56	111.56	22.82	2.42	59.72
KFED	K-Fed Bancorp (MHC)	11.60	170.50	27.53	27.53	29.54	28.95	94.42	96.86	24.23	1.72	31.25
NWSB	Northwest Bancorp, Inc. (MHC)	19.90	1,011.40	15.39	15.64	16.09	16.23	94.62	110.67	14.78	2.41	43.64
ONFC	Oneida Financial Corp. (MHC)	11.77	89.10	19.43	19.47	21.17	18.25	94.34	109.72	19.15	3.40	82.98
PBHC	Pathfinder Bancorp, Inc. (MHC)	15.50	38.00	43.32	43.32	24.61	33.89	90.64	101.30	11.53	2.65	81.50
PBCT	People's Bank (MHC)	28.31	4,003.10	25.81	26.92	28.47	30.77	124.99	129.40	31.17	3.11	101.25
WFD	Westfield Financial Inc. (MHC)	23.92	238.10	31.01	31.01	30.29	31.37	102.00	102.00	26.04	1.67	93.75
	Comparable Average		778.89	33.99	34.08	31.09	31.09	99.27	103.99	21.26	2.78	123.58
	Comparable Median		170.50	27.53	27.53	29.01	30.16	94.62	102.00	22.82	2.42	82.24
	All Fully Converted Average		768.27	18.57	20.83	19.06	19.54	148.40	168.40	14.23	2.212	57.75
	All Fully Converted Median		98.80	15.90	16.30	16.00	16.55	139.20	153.60	13.38	2.320	41.74
	All MHC's Average		605.77	31.87	32.39	36.16	31.28	94.11	97.39	23.46	1.945	137.10
	All MHC's Median		126.05	27.87	29.12	29.64	30.16	90.56	93.75	24.08	1.960	78.57
	New Jersey Fully Converted Average		358.53	17.97	17.95	18.53	18.70	163.97	178.12	14.65	2.243	35.91
	New Jersey Fully Converted Median		172.95	15.45	15.45	14.35	14.70	161.00	180.90	15.68	1.865	38.29
	New Jersey MHC's Average		1,898.38	30.06	30.20	32.63	32.70	96.22	98.13	26.04	1.088	81.89
	New Jersey MHC's Median		541.50	29.97	29.97	32.63	32.70	89.04	89.04	28.22	0.955	81.89

Exhibit 8
MHC Conversions - 2002 to Date
Selected Market Data
Market Data as of 5/31/05

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma: Pro Forma Earnings (x)	Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Fully Converted Book Value (%)
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	NM	NM	NM	85.05
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	NM	NM	NM	85.98
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	NM	NM	NM	89.55
Q2'05	**Average**					**NM**	**NM**	**NM**	**86.86**
	Median					**NM**	**NM**	**NM**	**85.98**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	NM	NM	NM	86.87
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	NM	NM	NM	96.36
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	NM	NM	NM	80.04
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	NM	NM	NM	75.39
BVFL	BV Financial, Inc. (MHC)	01/14/2005	10.0000	55.00	9,646	NM	NM	NM	87.78
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	NM	NM	NM	88.45
Q1'05	**Average**					**NM**	**NM**	**NM**	**85.82**
	Median					**NM**	**NM**	**NM**	**87.33**
2005 YTD	**Average**					**NM**	**NM**	**NM**	**86.16**
	Median					**NM**	**NM**	**NM**	**86.87**
SFBI	SFSB Inc. (MHC)	12/31/2004	10.0000	55.00	11,045	NM	NM	NM	82.72
OSHC	Ocean Shore Holding Company (MHC)	12/22/2004	10.0000	54.30	31,767	NM	NM	NM	91.09
LPBC	Lincoln Park Bancorp (MHC)	12/20/2004	10.0000	54.00	7,214	NM	NM	NM	88.59
ABBC	Abington Community Bancorp, Inc. (MHC)	12/17/2004	10.0000	55.00	61,040	NM	NM	NM	84.85
HOME	Home Federal Bancorp, Inc. (MHC)	12/07/2004	10.0000	59.04	51,015	NM	NM	NM	89.36
ACFC	Atlantic Coast Federal Corporation (MHC)	10/05/2004	10.0000	60.00	49,806	NM	NM	NM	87.91
PSBH	PSB Holdings, Inc. (MHC)	10/05/2004	10.0000	53.70	26,218	NM	NM	NM	85.16
NVSL	Naugatuck Valley Financial Corp. (MHC)	10/01/2004	10.0000	55.00	27,373	NM	NM	NM	90.25
SIFI	SI Financial Group Inc. (MHC)	10/01/2004	10.0000	58.00	41,645	NM	NM	NM	90.71
Q4'04	**Average**					**NM**	**NM**	**NM**	**87.85**
	Median					**NM**	**NM**	**NM**	**88.59**
FFFS	First Federal Financial Services, Inc. (MHC)	06/29/2004	10.0000	55.00	15,372	NM	NM	NM	75.90
MNCK	Monadnock Community Bancorp, Inc. (MHC)	06/29/2004	8.0000	55.00	2,613	NM	NM	NM	85.45
OFFO	Osage Federal Financial Inc. (MHC)	04/01/2004	10.0000	70.00	5,480	NM	NM	NM	85.18
WAWL	Wawel Savings Bank (MHC)	04/01/2004	10.0000	60.78	7,027	NM	NM	NM	92.82
Q2'04	**Average**					**NM**	**NM**	**NM**	**84.84**
	Median					**NM**	**NM**	**NM**	**85.32**
KFED	K-Fed Bancorp (MHC)	03/31/2004	10.0000	60.91	48,472	NM	NM	NM	92.00
CZWI	Citizens Community Bancorp (MHC)	03/30/2004	10.0000	67.83	7,416	NM	NM	NM	83.24
CSBK	Clifton Savings Bancorp, Inc. (MHC)	03/04/2004	10.0000	55.00	113,396	NM	NM	NM	92.10
CHEV	Cheviot Financial Corp. (MHC)	01/06/2004	10.0000	55.00	36,987	NM	NM	NM	83.14
Q1'04	**Average**					**NM**	**NM**	**NM**	**87.62**
	Median					**NM**	**NM**	**NM**	**87.62**
2004 YTD	**Average**					**NM**	**NM**	**NM**	**82.25**
	Median					**NM**	**NM**	**NM**	**86.68**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	53.00	6,947	NM	NM	NM	77.33
ASBH	ASB Holding Company (MHC)	10/03/2003	10.0000	70.00	13,640	NM	NM	NM	80.70
Q4'03	**Average**					**NM**	**NM**	**NM**	**79.02**
	Median					**NM**	**NM**	**NM**	**79.02**
2003	**Average**					**NM**	**NM**	**NM**	**79.02**
	Median					**NM**	**NM**	**NM**	**79.02**
MDNB	Minden Bancorp, Inc. (MHC)	07/02/2002	10.0000	55.00	5,400	NM	NM	NM	61.80
Q3'02	**Average**					**NM**	**NM**	**NM**	**61.80**

Exhibit 8
MHC Conversions - 2002 to Date
Selected Market Data
Market Data as of 5/31/05

						Price to Pro Forma			
Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Pro Forma Earnings (x)	Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Fully Converted Book Value (%)
	Median					NM	NM	NM	61.80
NEBS	New England Bancshares Inc. (MHC)	06/04/2002	10.0000	55.00	7,655	NM	NM	NM	65.02
Q2`02	**Average**					NM	NM	NM	65.02
	Median					NM	NM	NM	65.02
2002	**Average**					NM	NM	NM	63.41
	Median					NM	NM	NM	63.41
1/1/2002	**Average**					NM	NM	NM	84.69
2/11/2005	**Median**					NM	NM	NM	85.72

Exhibit 8
MHC Conversions - 2002 to Date
Selected Market Data
Market Data as of 5/31/05

Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
		Percent Change from IPO				
RCKB	Rockville Financial, Inc. (MHC)	4.80	10.50	NA	NA	11.40
FFCO	FedFirst Financial Corp. (MHC)	-6.60	-7.10	-14.50	NA	(8.60)
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	-0.50	-0.10	-5.00	NA	3.50
Q2'05	**Average**	**(0.77)**	**1.10**	**(9.75)**	**NA**	**2.10**
	Median	**(0.50)**	**(0.10)**	**(9.75)**	**NA**	**3.50**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-1.50	-6.50	-12.50	NA	(2.00)
KFFB	Kentucky First Federal Bancorp (MHC)	7.90	11.00	12.40	NA	15.50
KRNY	Kearny Financial Corp (MHC)	13.90	14.30	10.80	6.00	4.90
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	-1.00	0.00	-0.80	-6.00	(6.00)
BVFL	BV Financial, Inc. (MHC)	-6.50	-4.00	-1.50	-8.60	(16.00)
GTWN	Georgetown Bancorp, Inc. (MHC)	2.00	0.00	0.50	-3.50	(8.50)
Q1'05	**Average**	**2.47**	**2.47**	**1.48**	**(3.03)**	**(2.02)**
	Median	**0.50**	**-**	**(0.15)**	**(4.75)**	**(4.00)**
2005 YTD	**Average**	**1.39**	**2.01**	**(1.33)**	**(3.03)**	**(0.64)**
	Median	**(0.50)**	**-**	**(1.15)**	**(4.75)**	**(2.00)**
SFBI	SFSB Inc. (MHC)	7.50	0.00	-0.50	-7.50	(13.00)
OSHC	Ocean Shore Holding Company (MHC)	21.50	22.50	6.30	10.40	4.90
LPBC	Lincoln Park Bancorp (MHC)	10.00	12.50	0.20	2.00	(5.00)
ABBC	Abington Community Bancorp, Inc. (MHC)	33.50	33.00	29.00	34.70	8.00
HOME	Home Federal Bancorp, Inc. (MHC)	24.90	28.00	23.30	27.50	15.10
ACFC	Atlantic Coast Federal Corporation (MHC)	17.50	24.80	29.30	36.20	15.20
PSBH	PSB Holdings, Inc. (MHC)	5.00	6.30	4.50	16.00	(0.50)
NVSL	Naugatuck Valley Financial Corp. (MHC)	8.00	8.10	4.20	7.60	3.70
SIFI	SI Financial Group Inc. (MHC)	12.00	10.50	9.40	22.50	2.70
Q4'04	**Average**	**15.54**	**16.19**	**11.74**	**16.60**	**3.46**
	Median	**12.00**	**12.50**	**6.30**	**16.00**	**3.70**
FFFS	First Federal Financial Services, Inc. (MHC)	15.00	20.50	35.00	35.00	30.00
MNCK	Monadnock Community Bancorp, Inc. (MHC)	3.75	2.50	-3.13	-0.13	53.75
OFFO	Osage Federal Financial Inc. (MHC)	20.00	22.50	9.50	9.50	37.40
WAWL	Wawel Savings Bank (MHC)	29.50	25.00	12.50	25.00	-
Q2'04	**Average**	**17.06**	**17.63**	**13.47**	**17.34**	**30.29**
	Median	**17.50**	**21.50**	**11.00**	**17.25**	**33.70**
KFED	K-Fed Bancorp (MHC)	34.90	30.00	15.10	29.00	16.00
CZWI	Citizens Community Bancorp (MHC)	23.70	32.50	17.50	18.50	35.00
CSBK	Clifton Savings Bancorp, Inc. (MHC)	22.50	37.50	32.90	24.00	4.80
CHEV	Cheviot Financial Corp. (MHC)	33.20	34.70	33.00	31.00	11.60
Q1'04	**Average**	**28.58**	**33.68**	**24.63**	**25.63**	**16.85**
	Median	**28.45**	**33.60**	**25.20**	**26.50**	**13.80**
2004 YTD	**Average**	**17.91**	**19.49**	**14.34**	**17.85**	**12.20**
	Median	**18.75**	**22.50**	**11.00**	**20.50**	**6.45**
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	48.86	40.34	46.02	45.45	14.38
ASBH	ASB Holding Company (MHC)	62.00	71.00	68.50	79.50	130.00
Q4'03	**Average**	**55.43**	**55.67**	**57.26**	**62.48**	**72.19**
	Median	**55.43**	**55.67**	**57.26**	**62.48**	**72.19**
2003	**Average**	**55.43**	**55.67**	**57.26**	**62.48**	**72.19**
	Median	**55.43**	**55.67**	**57.26**	**62.48**	**72.19**
MDNB	Minden Bancorp, Inc. (MHC)	19.50	20.00	18.50	13.00	100.00
Q3'02	**Average**	**19.50**	**20.00**	**18.50**	**13.00**	**100.00**

Exhibit 8
MHC Conversions - 2002 to Date
Selected Market Data
Market Data as of 5/31/05

Ticker	Short Name	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
	Median	**19.50**	**20.00**	**18.50**	**13.00**	**100.00**
NEBS	New England Bancshares Inc. (MHC)	23.00	24.00	24.00	23.00	57.50
Q2'02	**Average**	**23.00**	**24.00**	**24.00**	**23.00**	**57.50**
	Median	**23.00**	**24.00**	**24.00**	**23.00**	**57.50**
2002	**Average**	**21.25**	**22.00**	**21.25**	**18.00**	**78.75**
	Median	**21.25**	**22.00**	**21.25**	**18.00**	**78.75**
1/1/2002	**Average**	**16.28**	**17.48**	**13.95**	**18.80**	**17.19**
2/11/2005	**Median**	**14.45**	**17.15**	**10.80**	**18.50**	**6.45**

Investors Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	18.52						
	Mid	20.83	31.09	30.16	32.70	32.70	31.28	30.16
	Max	23.81						
	Smax	26.32						
Price-to-Book Ratio P/B	Min	71.94%						
	Mid	76.22%	99.27%	94.62%	96.22%	89.04%	94.11%	90.56%
	Max	79.68%						
	Smax	82.99%						
Price-to-Tangible Book Ratio P/TB	Min	71.94%						
	Mid	76.22%	103.99%	102.00%	98.13%	89.04%	97.39%	93.75%
	Max	79.68%						
	Smax	82.99%						
Price-to-Assets Ratio P/A	Min	13.78%						
	Mid	15.88%	21.26%	22.82%	26.04%	28.22%	23.46%	24.08%
	Max	17.89%						
	Smax	20.10%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended March 31, 2005		$	(7,550)	(1)
Pre-Conversion Book Value	B			
As of March 31, 2005		$	397,917	
Pre-Conversion Assets	A			
As of March 31, 2005		$	4,890,874	
Return on Money	R		2.57%	(2)
Conversion Expenses		$	8,671	
	X		0.96%	(3)
Proceeds Not Invested		$	108,120	(4)
Estimated ESOP Borrowings		$	72,080	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	2,403	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	36,040	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	7,208	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		35.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	901,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2005.
(2) Net Return assumes a reinvestment rate of 3.96 percent (the 1 year Treasury at March 31, 2005), and a tax rate of 35%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $901,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $901,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $901,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	90,100,000	$ 10	$ 901,000,000
Range:			
- Minimum	76,585,000	$ 10	765,850,000
- Maximum	103,615,000	10	1,036,150,000
- Super Maximum	119,157,250	10	1,191,572,500

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	76,585,000	90,100,000	103,615,000	119,157,250
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 765,850,000	$ 901,000,000	$ 1,036,150,000	$ 1,191,572,500
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	76,585,000	90,100,000	103,615,000	119,157,250
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 765,850,000	$ 901,000,000	$ 1,036,150,000	$ 1,191,572,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		76,585,000	90,100,000	103,615,000	119,157,250
Conversion Shares Offered		76,585,000	90,100,000	103,615,000	119,157,250
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 765,850	$ 901,000	$ 1,036,150	$ 1,191,573
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		765,850	901,000	1,036,150	1,191,573
Gross Proceeds		765,850	901,000	1,036,150	1,191,573
Less: Est. Conversion Expenses		7,686	8,671	9,656	10,789
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 758,164	$ 892,329	$ 1,026,494	$ 1,180,784
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 758,164	$ 892,329	$ 1,026,494	$ 1,180,784
Less: ESOP Adjustment	(3)	61,268	72,080	82,892	95,326
Less: MRP Adjustment	(3)	30,634	36,040	41,446	47,663
Net Proceeds Reinvested		$ 666,262	$ 784,209	$ 902,156	$ 1,037,795
Estimated Incremental Rate of Return		2.57%	2.57%	2.57%	2.57%
Estimated Incremental Return		$ 17,123	$ 20,154	$ 23,185	$ 26,671
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	1,327	1,562	1,796	2,065
Less: Option Expense	(10)	4,987	5,867	6,747	7,759
Less: MRP Adjustment	(7)	3,186	3,748	4,310	4,957
Pro-forma Net Income		7,623	8,977	10,331	11,890
Earnings Before Conversion		(7,550)	(7,550)	(7,550)	(7,550)
Earnings Excluding Adjustment		73	1,427	2,781	4,340
Earnings Adjustment	(6)	38,715	38,715	38,715	38,715
Earnings After Conversion		$ 38,788	$ 40,142	$ 41,496	$ 43,055

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at March 31, 2005		$ 397,917	$ 397,917	$ 397,917	$ 397,917
Net Conversion Proceeds		758,164	892,329	1,026,494	1,180,784
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(61,268)	(72,080)	(82,892)	(95,326)
Less: MRP Adjustment	(2)	(30,634)	(36,040)	(41,446)	(47,663)
Pro-forma Net Worth		$ 1,064,179	$ 1,182,126	$ 1,300,073	$ 1,435,712
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 1,064,179	$ 1,182,126	$ 1,300,073	$ 1,435,712
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 1,064,179	$ 1,182,126	$ 1,300,073	$ 1,435,712
Pro-forma Assets					
Total Assets at March 31, 2005		$ 4,890,874	$ 4,890,874	$ 4,890,874	$ 4,890,874
Net Conversion Proceeds		758,164	892,329	1,026,494	1,180,784
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(61,268)	(72,080)	(82,892)	(95,326)
Less: MRP Adjustment	(2)	(30,634)	(36,040)	(41,446)	(47,663)
Pro-forma Assets Excluding Adjustment		5,557,136	5,675,083	5,793,030	5,928,669
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 5,557,136	$ 5,675,083	$ 5,793,030	$ 5,928,669
Stockholder's Equity Per Share					
Net Worth at March 31, 2005		$ 5.20	$ 4.42	$ 3.84	$ 3.34
Estimated Net Proceeds		9.90	9.90	9.91	9.91
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		13.90	13.12	12.55	12.05
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 13.90	$ 13.12	$ 12.55	$ 12.05

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ (0.11)	$ (0.09)	$ (0.08)	$ (0.07)
Incremental return Per Share	(8)	0.24	0.24	0.24	0.24
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		0.55	0.47	0.40	0.35
Pro Forma Earnings Per Share	(8)	$ 0.54	$ 0.48	$ 0.42	$ 0.38
Shares Utilized					
Shares Utilized		70,662	83,132	95,602	109,942
Pro-forma Ratios					
Price/EPS without Adjustment		-1000.00	1000.00	500.00	333.33
Price/EPS with Adjustment		18.52	20.83	23.81	26.32
Price/Book Value per Share		71.94%	76.22%	79.68%	82.99%
Price/Tangible Book Value		71.94%	76.22%	79.68%	82.99%
Market Value/Assets		13.78%	15.88%	17.89%	20.10%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) See Separate Sheet Prepared with ISB tax impacted at 35%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		76,585	90,100	103,615	119,157
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 765,850	$ 901,000	$ 1,036,150	$ 1,191,573
Estimated Insider Purchases		(4,600)	(4,600)	(4,600)	(4,600)
ESOP Purchases		(61,268)	(72,080)	(82,892)	(95,326)
Proceeds to Base Fee On		$ 699,982	$ 824,320	$ 948,658	$ 1,091,647
Underwriters Percentage		0.79%	0.79%	0.79%	0.79%
Underwriters Fee		$ 5,545	$ 6,530	$ 7,515	$ 8,648
Advisory Fee		-	-	-	-
Total Underwriters Fee		5,545	6,530	7,515	8,648
All Other Expenses		2,141	2,141	2,141	2,141
Total Expense		$ 7,686	$ 8,671	$ 9,656	$ 10,789
Shares Calculations					
Shares Outstanding (used for BV/Sh)		76,585	90,100	103,615	119,157
Less: New ESOP Adjustment		6,127	7,208	8,289	9,533
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	204	240	276	318
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		70,662	83,132	95,602	109,942
Actual number of shares for EPS		70,662,427	83,132,267	95,602,107	109,942,423
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	76,585,000	90,100,000	103,615,000	119,157,250
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	76,585,000	90,100,000	103,615,000	119,157,250
Exchange Shares	-	-	-	-
Conversion Shares	76,585,000	90,100,000	103,615,000	119,157,250
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 765,850,000	$ 901,000,000	$ 1,036,150,000	$ 1,191,572,500
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		76,585,000	90,100,000	103,615,000	119,157,250
Less: New ESOP Adjustment		6,126,800	7,208,000	8,289,200	9,532,580
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	3,063,400	3,604,000	4,144,600	4,766,290
Plus: New SOP 93-6 ESOP Shares	(2)	204,227	240,267	276,307	317,753
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		73,725,827	86,736,267	99,746,707	114,708,713
EPS		$ 0.54	$ 0.47	$ 0.43	$ 0.39
BV/Share		$ 13.36	$ 12.62	$ 12.06	$ 11.59
Voting Dilution		4.34%	4.34%	4.34%	4.34%

Option Dilution					
Shares Outstanding		76,585,000	90,100,000	103,615,000	119,157,250
Less: New ESOP Adjustment		6,126,800	7,208,000	8,289,200	9,532,580
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	7,658,500	9,010,000	10,361,500	11,915,725
Plus: New SOP 93-6 ESOP Shares	(2)	204,227	240,267	276,307	317,753
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		78,320,927	92,142,267	105,963,607	121,858,148
EPS		$ 0.50	$ 0.44	$ 0.39	$ 0.35
BV/Share		$ 13.54	$ 12.84	$ 12.32	$ 11.86
Voting Dilution		10.84%	10.84%	10.84%	10.84%

Investors Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min	18.18						
	Mid	20.41	31.09	30.16	32.70	32.70	31.28	30.16
	Max	23.26						
	Smax	25.64						
Price-to-Book Ratio P/B	Min	71.94%						
	Mid	76.22%	99.27%	94.62%	96.22%	89.04%	94.11%	90.56%
	Max	79.81%						
	Smax	83.26%						
Price-to-Tangible Book Ratio P/TB	Min	71.94%						
	Mid	76.22%	103.99%	102.00%	98.13%	89.04%	97.39%	93.75%
	Max	79.81%						
	Smax	83.26%						
Price-to-Assets Ratio P/A	Min	13.51%						
	Mid	15.57%	21.26%	22.82%	26.04%	28.22%	23.46%	24.08%
	Max	17.55%						
	Smax	19.74%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended March 31, 2005		$	(7,550)	(1)
Pre-Conversion Book Value	B			
As of March 31, 2005		$	397,917	
Pre-Conversion Assets	A			
As of March 31, 2005		$	4,890,874	
Return on Money	R		2.57%	(2)
Conversion Expenses		$	8,419	
	X		0.97%	(3)
Proceeds Not Invested		$	105,505	(4)
Estimated ESOP Borrowings		$	70,337	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	2,345	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	35,168	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	7,034	
Stock Foundation Amount		$	11,711	(7)
Stock Foundation Amount %	F		1.35%	1.35%
Variable Cash Foundation Amount %			0.45%	
Tax Benefit	Z	$	4,099	(8)
Tax Rate	TAX		35.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	867,500	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2005.
(2) Net Return assumes a reinvestment rate of 3.96 percent (the 1 year Treasury at March 31, 2005), and a tax rate of 35%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Stock Foundation is assumed to be 1% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 35% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$867{,}500{,}000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$867{,}500{,}000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$867{,}500{,}000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	86,750,000	$ 10.00	$ 867,500,000
Range:			
- Minimum	73,737,500	10.00	737,375,000
- Maximum	99,762,500	10.00	997,625,000
- Super Maximum	114,726,875	10.00	1,147,268,750

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	73,737,500	86,750,000	99,762,500	114,726,875
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 737,375,000	$ 867,500,000	$ 997,625,000	$ 1,147,268,750
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	73,737,500	86,750,000	99,762,500	114,726,875
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 737,375,000	$ 867,500,000	$ 997,625,000	$ 1,147,268,750
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		73,737,500	86,750,000	99,762,500	114,726,875
Conversion Shares Offered		73,737,500	86,750,000	99,762,500	114,726,875
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 737,375	$ 867,500	$ 997,625	$ 1,147,269
Plus: Value issued to Foundation	(9)	9,955	11,711	13,468	15,488
Pro Forma Market Capitalization		747,330	879,211	1,011,093	1,162,757
Gross Proceeds		737,375	867,500	997,625	1,147,269
Less: Est. Conversion Expenses		7,472	8,419	9,367	10,456
Less: Cash issued to Foundation		3,318	3,904	4,489	5,163
Net Proceeds		$ 726,585	$ 855,177	$ 983,769	$ 1,131,650
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 726,585	$ 855,177	$ 983,769	$ 1,131,650
Less: ESOP Adjustment	(3)	59,786	70,337	80,887	93,021
Less: MRP Adjustment	(3)	29,893	35,168	40,444	46,510
Net Proceeds Reinvested		$ 636,906	$ 749,672	$ 862,438	$ 992,119
Estimated Incremental Rate of Return		2.57%	2.57%	2.57%	2.57%
Estimated Incremental Return		$ 16,368	$ 19,267	$ 22,165	$ 25,497
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	1,295	1,524	1,753	2,015
Less: Option Expense	(10)	4,866	5,726	6,584	7,572
Less: MRP Adjustment	(7)	3,109	3,658	4,206	4,837
Pro Forma Net Income		7,098	8,360	9,622	11,073
Earnings Before Conversion		(7,550)	(7,550)	(7,550)	(7,550)
Earnings Excluding Adjustment		(452)	810	2,072	3,523
Earnings Adjustment	(6)	38,715	38,715	38,715	38,715
Earnings After Conversion		$ 38,263	$ 39,525	$ 40,787	$ 42,238

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Net Worth					
Net Worth at March 31, 2005		$ 397,917	$ 397,917	$ 397,917	$ 397,917
Net Conversion Proceeds		726,585	855,177	983,769	1,131,650
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		13,273	15,615	17,957	20,651
Less: After Tax Expense of Foundation		(8,627)	(10,150)	(11,672)	(13,423)
Less: ESOP Adjustment	(1)	(59,786)	(70,337)	(80,887)	(93,021)
Less: MRP Adjustment	(2)	(29,893)	(35,168)	(40,444)	(46,510)
Pro Forma Net Worth		$ 1,039,469	$ 1,153,054	$ 1,266,640	$ 1,397,264
Pro Forma Tangible Net Worth					
Pro Forma Net Worth		$ 1,039,469	$ 1,153,054	$ 1,266,640	$ 1,397,264
Less: Intangible	(5)	-	-	-	-
Pro Forma Tangible Net Worth		$ 1,039,469	$ 1,153,054	$ 1,266,640	$ 1,397,264
Pro Forma Assets					
Total Assets at March 31, 2005		$ 4,890,874	$ 4,890,874	$ 4,890,874	$ 4,890,874
Net Conversion Proceeds		726,585	855,177	983,769	1,131,650
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		13,273	15,615	17,957	20,651
Less: After Tax Expense of Foundation		(8,627)	(10,150)	(11,672)	(13,423)
Less: ESOP Adjustment	(1)	(59,786)	(70,337)	(80,887)	(93,021)
Less: MRP Adjustment	(2)	(29,893)	(35,168)	(40,444)	(46,510)
Pro Forma Assets Excluding Adjustment		5,532,426	5,646,011	5,759,596	5,890,221
Plus: Adjustment	(6)	-	-	-	-
Pro Forma Total Assets		$ 5,532,426	$ 5,646,011	$ 5,759,596	$ 5,890,221
Stockholder's Equity Per Share					
Net Worth at March 31, 2005		$ 5.32	$ 4.53	$ 3.94	$ 3.42
Estimated Net Proceeds		9.72	9.73	9.73	9.73
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.18	0.18	0.18	0.18
Less: After Tax Expense of Foundation		(0.12)	(0.12)	(0.12)	(0.12)
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Net Worth Per Share		13.90	13.12	12.53	12.01
Less: Intangible		-	-	-	-
Pro Forma Tangible Net Worth Per Share		$ 13.90	$ 13.12	$ 12.53	$ 12.01

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ (0.11)	$ (0.09)	$ (0.08)	$ (0.07)
Incremental return Per Share	(8)	0.24	0.24	0.24	0.24
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		0.56	0.48	0.41	0.36
Pro Forma Earnings Per Share	(8)	$ 0.55	$ 0.49	$ 0.43	$ 0.39
Shares Utilized					
Shares Utilized		68,953	81,121	93,290	107,284
Pro Forma Ratios					
Price/EPS without Adjustment		-1000.00	1000.00	500.00	333.33
Price/EPS with Adjustment		18.18	20.41	23.26	25.64
Price/Book Value per Share		71.94%	76.22%	79.81%	83.26%
Price/Tangible Book Value		71.94%	76.22%	79.81%	83.26%
Market Value/Assets		13.51%	15.57%	17.55%	19.74%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) See Separate Sheet Prepared with ISB tax impacted at 35%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) The Foundation is assumed to be 1% of the gross proceeds.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		73,738	86,750	99,763	114,727
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 737,375	$ 867,500	$ 997,625	$ 1,147,269
Estimated Insider Purchases		(4,600)	(4,600)	(4,600)	(4,600)
ESOP Purchases		(59,786)	(70,337)	(80,887)	(93,021)
Proceeds to Base Fee On		$ 672,989	$ 792,563	$ 912,138	$ 1,049,648
Underwriters Percentage		0.79%	0.79%	0.79%	0.79%
Underwriters Fee		$ 5,331	$ 6,278	$ 7,226	$ 8,315
Advisory Fee		-	-	-	-
Total Underwriters Fee		5,331	6,278	7,226	8,315
All Other Expenses		2,141	2,141	2,141	2,141
Total Expense		$ 7,472	$ 8,419	$ 9,367	$ 10,456
Shares Calculations					
Shares Outstanding		74,733	87,921	101,109	116,276
Less: New ESOP Adjustment		5,979	7,034	8,089	9,302
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	199	234	270	310
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		68,953	81,121	93,290	107,284
Actual number of shares for EPS		68,953,608	81,121,891	93,290,175	107,283,702
Actual foundation shares		995,456	1,171,125	1,346,794	1,548,813

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	73,737,500	86,750,000	99,762,500	114,726,875
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	995,456	1,171,125	1,346,794	1,548,813
Total Shares	74,732,956	87,921,125	101,109,294	116,275,688
Exchange Shares	-	-	-	-
Conversion Shares	73,737,500	86,750,000	99,762,500	114,726,875
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 737,375,000	$ 867,500,000	$ 997,625,000	$ 1,147,268,750
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		74,732,956	87,921,125	101,109,294	116,275,688
Less: New ESOP Adjustment		5,978,637	7,033,690	8,088,744	9,302,055
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	2,949,500	3,470,000	3,990,500	4,589,075
Plus: New SOP 93-6 ESOP Shares	(2)	199,288	234,456	269,625	310,069
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		71,903,108	84,591,891	97,280,675	111,872,777
EPS		$ 0.54	$ 0.48	$ 0.43	$ 0.39
BV/Share		$ 13.38	$ 12.62	$ 12.05	$ 11.56
Voting Dilution		4.28%	4.28%	4.28%	4.28%

Option Dilution					
Shares Outstanding		74,732,956	87,921,125	101,109,294	116,275,688
Less: New ESOP Adjustment		5,978,637	7,033,690	8,088,744	9,302,055
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	7,473,296	8,792,113	10,110,929	11,627,569
Plus: New SOP 93-6 ESOP Shares	(2)	199,288	234,456	269,625	310,069
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		76,426,903	89,914,004	103,401,105	118,911,271
EPS		$ 0.50	$ 0.44	$ 0.39	$ 0.36
BV/Share		$ 13.55	$ 12.83	$ 12.30	$ 11.83
Voting Dilution		10.84%	10.84%	10.84%	10.84%

Investors Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$747,329,563	21.74						
Price-Core Earnings Ratio P/E	$879,211,250	25.64	43.01	39.15	32.70	32.70	43.83	38.90
	$1,011,092,938	29.41						
	$1,162,756,878	33.33						
	$747,329,563	109.53%						
Price-to-Book Ratio P/B	$879,211,250	119.76%	211.78%	191.40%	96.22%	89.04%	192.75%	172.05%
	$1,011,092,938	128.87%						
	$1,162,756,878	137.93%						
	$747,329,563	109.53%						
Price-to-Tangible Book Ratio P/TB	$879,211,250	119.76%	232.69%	229.90%	98.13%	89.04%	206.09%	187.10%
	$1,011,092,938	128.87%						
	$1,162,756,878	137.93%						
	$747,329,563	14.44%						
Price-to-Assets Ratio P/A	$879,211,250	16.82%	24.00%	25.29%	26.04%	28.22%	27.24%	27.46%
	$1,011,092,938	19.15%						
	$1,162,756,878	21.78%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended March 31, 2005		$	**(7,550)**	(1)
Pre-Conversion Book Value	B			
As of March 31, 2005		$	**397,917**	
Pre-Conversion Assets	A			
As of March 31, 2005		$	**4,890,874**	
Return on Money	R		**2.57%**	(2)
Conversion Expenses		$	5,293	
	X		1.36%	(3)
Proceeds Not Invested		$	49,400	(4)
Estimated ESOP Borrowings			**$32,167**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$1,072	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**30**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**17,233**	(6)
MRP Purchases (of total shares)	M		1.96%	
MRP Expense		$	3,447	
Stock Foundation Amount		$	11,711	
Stock Foundation %	F		**3.00%**	
Cash Foundation %			**1.00%**	
Tax Rate	TAX		**35.00%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2005.

(2) Net Return assumes a reinvestment rate of 3.96 percent (the 3 year Treasury at March 31, 2005), and a tax rate of 35%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $390,375,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $390,375,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $390,375,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $747,329,563 at 44%	33,181,875	$10.00	$331,818,750
Appraised Value - $879,211,250 at 44%	39,037,500	$10.00	$390,375,000
Appraised Value - $1,011,092,938 at 44%	44,893,125	$10.00	$448,931,250
Appraised Value - $1,162,756,878 at 44%	51,627,094	$10.00	$516,270,940

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44.40%	44.40%	44.40%	44.40%
Minority Shares		33,181,875	39,037,500	44,893,125	51,627,094
Conversion Proceeds		74,733	87,921	101,109	116,276
Shares Offered		33,182	39,038	44,893	51,627
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$331,819	$390,375	$448,931	$516,271
Plus: Value issued to Foundation	(9)	$9,955	$11,711	$13,468	$15,488
Pro Forma Market Capitalization		$341,774	$402,086	$462,399	$531,759
Gross Proceeds		$331,819	$390,375	$448,931	$516,271
Less: Est. Conversion Expenses		$4,890	$5,293	$5,677	$5,986
Less: Capital to MHC		$0	$0	$0	$0
Less: Cash to Foundation		$3,318	$3,904	$4,489	$5,163
Net Proceeds		$323,611	$381,178	$438,765	$505,122
Estimated Income from Proceeds					
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Less: ESOP Adjustment	(3)	$27,342	$32,167	$36,992	$42,541
Less: MRP Adjustment	(3)	$14,648	$17,233	$19,817	$22,790
Net Proceeds Reinvested		$281,621	$331,778	$381,956	$439,791
Estimated Incremental Rate of Return		2.57%	2.57%	2.57%	2.57%
Estimated Incremental Return		$7,249	$8,540	$9,832	$11,320
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$592	$697	$801	$922
Less: Option Expense	(10)	$2,981	$3,507	$4,033	$4,638
Less: Amortization of MRP	(8)	$1,904	$2,240	$2,576	$2,963
Pro-forma Net Income		$1,772	$2,096	$2,422	$2,797
Earnings Before Conversion		$ (7,550)	$ (7,550)	$ (7,550)	$ (7,550)
Earnings Excluding Adjustment		($5,778)	($5,454)	($5,128)	($4,753)
Earnings Adjustment	(6)	$38,715	$38,715	$38,715	$38,715
Earnings After Conversion		$32,937	$33,261	$33,587	$33,962

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at March 31, 2005		$ 397,917	$ 397,917	$ 397,917	$ 397,917
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Plus: Value issued to the Foundation		$13,273	$15,615	$17,957	$20,651
Less: After Tax cost of Foundation		($8,628)	($10,150)	($11,672)	($13,423)
Less: ESOP Adjustment	(1)	(27,342)	(32,167)	(36,992)	(42,541)
Less: MRP Adjustment	(2)	(14,648)	(17,233)	(19,817)	(22,790)
Pro-forma Net Worth		$684,183	$735,160	$786,158	$844,936
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$684,183	$735,160	$786,158	$844,936
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$684,183	$735,160	$786,158	$844,936
Pro-forma Assets					
Total Assets at March 31, 2005		$ 4,890,874	$ 4,890,874	$ 4,890,874	$ 4,890,874
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Plus: Value issued to the Foundation		$13,273	$15,615	$17,957	$20,651
Less: After Tax cost of Foundation		($8,628)	($10,150)	($11,672)	($13,423)
Less: ESOP Adjustment	(1)	(27,342)	(32,167)	(36,992)	(42,541)
Less: MRP Adjustment	(2)	(14,648)	(17,233)	(19,817)	(22,790)
Pro-forma Assets Excluding Adjustment		5,177,140	5,228,117	5,279,115	5,337,893
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$5,177,140	$5,228,117	$5,279,115	$5,337,893
Per Share Data					
Net Worth at March 31, 2005		$5.32	$4.53	$3.94	$3.42
Estimated Net Proceeds		$4.37	$4.38	$4.38	$4.39
Plus: Value issued to the Foundation		$0.13	$0.13	$0.13	$0.13
Less: After Tax cost of Foundation		($0.12)	($0.12)	($0.12)	($0.12)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)
Pro-forma Net Worth Per Share		$9.13	$8.35	$7.76	$7.25
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$9.13	$8.35	$7.76	$7.25

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005

(Dollars in Thousands, Except Per Share Amounts)

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
Historical Earnings Per Share	(8)	($0.10)	($0.09)	($0.08)	($0.07)
Incremental return Per Share	(8)	$0.10	$0.10	$0.10	$0.10
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Option Expense Per Share	(10)	($0.04)	($0.04)	($0.04)	($0.04)
MRP Adjustment Per Share	(8)	($0.03)	($0.03)	($0.03)	($0.03)
Normalizing Adjustment Per Share		$0.54	$0.46	$0.40	$0.35
Pro Forma Earnings Per Share	(8)	$0.46	$0.39	$0.34	$0.30
Shares Utilized for EPS	(8)	72,090	84,811	97,533	112,164
Shares Utilized for Stockholders Equity	(9)	74,733	87,921	101,109	116,276
Pro-forma Ratios					
Price/EPS without Adjustment		-125.00	-142.86	-166.67	-200.00
Price/EPS with Adjustment		21.74	25.64	29.41	33.33
Price/Book Value per Share		109.53%	119.76%	128.87%	137.93%
Price/Tangible Book Value		109.53%	119.76%	128.87%	137.93%
Market Value/Assets		14.44%	16.82%	19.15%	21.78%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) See Separate Sheet Prepared with ISB tax impacted at 35%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Full Shares	74,733	87,921	101,109	116,276
Shares Outstanding	33,182	39,038	44,893	51,627
Less: ESOP Adjustment	2,734	3,217	3,699	4,254
Plus: SOP 93-6 ESOP Shares	91	107	123	142
Shares for all EPS Calculations	72,090	84,811	97,533	112,164

Post Foundation

	Appraised Value			
	$747,329,563	$879,211,250	$1,011,092,938	$1,162,756,878
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	747,330	879,211	1,011,093	1,162,757
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	996	1,171	1,347	1,549
Total Shares	748,325	880,382	1,012,440	1,164,306
Exchange Shares	-	-	-	-
Conversion Shares	747,330	879,211	1,011,093	1,162,757
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$7,473,296	$8,792,113	$10,110,929	$11,627,569
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		74,732,956	87,921,125	101,109,294	116,275,688
Less: New ESOP Adjustment		2,734,187	3,216,690	3,699,194	4,254,073
Plus: New MRP issued	(1)	1,464,765	1,723,254	1,981,742	2,279,003
Plus: New SOP 93-6 ESOP Shares	(2)	91,140	107,223	123,306	141,802
Shares for all EPS Calculations		73,554,674	86,534,912	99,515,149	114,442,421
EPS		$ 0.45	$ 0.39	$ 0.34	$ 0.30
BV/Share		$8.98	$8.20	$7.63	$7.13
BV Dilution		1.65%	1.79%	1.73%	1.70%
Voting Dilution		1.96%	1.96%	1.96%	1.96%

Actual number of shares for EPS calculations	72,089,909	84,811,658	97,533,407	112,163,418
Actual number of shares for Foundation	995,456	1,171,125	1,346,794	1,548,813

Option Dilution					
Shares Outstanding		74,732,956	87,921,125	101,109,294	116,275,688
Less: New ESOP Adjustment		2,734,187	3,216,690	3,699,194	4,254,073
Plus: Options	(1)	3,661,914	4,308,135	4,954,355	5,697,508
Plus: New SOP 93-6 ESOP Shares	(2)	91,140	107,223	123,306	141,802
Shares for all EPS Calculations		75,751,823	89,119,793	102,487,762	117,860,926
EPS		$ 0.43	$ 0.37	$ 0.33	$ 0.29
BV/Share		$9.19	$8.44	$7.88	$7.39
Voting Dilution		5.08%	5.08%	5.08%	5.08%

Investors Savings Bank
Pro Forma Analysis Sheet - Nine Months Ended
March 31, 2005
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$747,329,563	-68.18						
Price-Core Earnings Ratio P/E	$879,211,250	-83.33	43.01	39.15	32.70	32.70	43.83	38.90
	$1,011,092,938	-107.14						
	$1,162,756,878	-125.00						
	$747,329,563	109.53%						
Price-to-Book Ratio P/B	$879,211,250	119.76%	211.78%	191.40%	96.22%	89.04%	192.75%	172.05%
	$1,011,092,938	128.87%						
	$1,162,756,878	137.93%						
	$747,329,563	109.53%						
Price-to-Tangible Book Ratio P/TB	$879,211,250	119.76%	232.69%	229.90%	98.13%	89.04%	206.09%	187.10%
	$1,011,092,938	128.87%						
	$1,162,756,878	137.93%						
	$747,329,563	14.44%						
Price-to-Assets Ratio P/A	$879,211,250	16.82%	24.00%	25.29%	26.04%	28.22%	27.24%	27.46%
	$1,011,092,938	19.15%						
	$1,162,756,878	21.78%						

Valuation Parameters

Nine Months Ended	Y			
Period Ended March 31, 2005		$	**(10,141)**	(1)
Pre-Conversion Book Value	B			
As of March 31, 2005		$	**397,917**	
Pre-Conversion Assets	A			
As of March 31, 2005		$	**4,890,874**	
Return on Money	R		**2.57%**	(2)
Conversion Expenses		$	5,293	
	X		1.36%	(3)
Proceeds Not Invested		$	49,400	(4)
Estimated ESOP Borrowings			**$32,167**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$1,072	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**30**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**17,233**	(6)
MRP Purchases (of total shares)	M		1.96%	
MRP Expense		$	3,447	
Stock Foundation Amount		$	11,711	
Stock Foundation %	F		**3.00%**	
Cash Foundation %			**1.00%**	
Tax Rate	TAX		**35.00%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			9	

(1) Net income for the twelve months ended March 31, 2005.

(2) Net Return assumes a reinvestment rate of 3.96 percent (the 3 year Treasury at March 31, 2005), and a tax rate of 35%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$390{,}375{,}000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$390{,}375{,}000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$390{,}375{,}000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $747,329,563 at 44%	**33,181,875**	**$10**	$331,818,750
Appraised Value - $879,211,250 at 44%	**39,037,500**	**$10**	$390,375,000
Appraised Value - $1,011,092,938 at 44%	**44,893,125**	**$10**	$448,931,250
Appraised Value - $1,162,756,878 at 44%	**51,627,094**	**$10**	$516,270,940

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		44%	44%	44%	44%
Minority Shares		33,181,875	39,037,500	44,893,125	51,627,094
Conversion Proceeds		74,733	87,921	101,109	116,276
Shares Offered		33,182	39,038	44,893	51,627
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$331,819	$390,375	$448,931	$516,271
Plus: Value issued to Foundation	(9)	$9,955	$11,711	$13,468	$15,488
Pro Forma Market Capitalization		$341,774	$402,086	$462,399	$531,759
Gross Proceeds		$331,819	$390,375	$448,931	$516,271
Less: Est. Conversion Expenses		$4,890	$5,293	$5,677	$5,986
Less: Capital to MHC		$0	$0	$0	$0
Less: Cash to Foundation		$3,318	$3,904	$4,489	$5,163
Net Proceeds		$323,611	$381,178	$438,765	$505,122
Estimated Income from Proceeds					
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Less: ESOP Adjustment	(3)	$27,342	$32,167	$36,992	$42,541
Less: MRP Adjustment	(3)	$14,648	$17,233	$19,817	$22,790
Net Proceeds Reinvested		$281,621	$331,778	$381,956	$439,791
Estimated Incremental Rate of Return		2.57%	2.57%	2.57%	2.57%
Estimated Incremental Return		$5,437	$6,405	$7,374	$8,490
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$444	$523	$601	$691
Less: Option Expense	(10)	$1,788	$2,104	$2,420	$2,783
Less: Amortization of MRP	(8)	$1,143	$1,344	$1,546	$1,778
Pro-forma Net Income		$2,062	$2,434	$2,807	$3,238
Earnings Before Conversion		$ (10,141)	$ (10,141)	$ (10,141)	$ (10,141)
Earnings Excluding Adjustment		($8,079)	($7,707)	($7,334)	($6,903)
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		($8,079)	($7,707)	($7,334)	($6,903)

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at March 31, 2005		$ 397,917	$ 397,917	$ 397,917	$ 397,917
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Plus: Value issued to the Foundation		$13,273	$15,615	$17,957	$20,651
Less: After Tax cost of Foundation		($8,627)	($10,150)	($11,672)	($13,423)
Less: ESOP Adjustment	(1)	(27,342)	(32,167)	(36,992)	(42,541)
Less: MRP Adjustment	(2)	(14,648)	(17,233)	(19,817)	(22,790)
Pro-forma Net Worth		$684,184	$735,160	$786,158	$844,936
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$684,184	$735,160	$786,158	$844,936
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$684,184	$735,160	$786,158	$844,936
Pro-forma Assets					
Total Assets at March 31, 2005		$ 4,890,874	$ 4,890,874	$ 4,890,874	$ 4,890,874
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Plus: Value issued to the Foundation		$13,273	$15,615	$17,957	$20,651
Less: After Tax cost of Foundation		($8,627)	($10,150)	($11,672)	($13,423)
Less: ESOP Adjustment	(1)	(27,342)	(32,167)	(36,992)	(42,541)
Less: MRP Adjustment	(2)	(14,648)	(17,233)	(19,817)	(22,790)
Pro-forma Assets Excluding Adjustment		5,177,141	5,228,117	5,279,115	5,337,893
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$5,177,141	$5,228,117	$5,279,115	$5,337,893
Per Share Data					
Net Worth at March 31, 2005		$5.32	$4.53	$3.94	$3.42
Estimated Net Proceeds		$4.37	$4.38	$4.38	$4.39
Plus: Value issued to the Foundation		$0.13	$0.13	$0.13	$0.13
Less: After Tax cost of Foundation		($0.12)	($0.12)	($0.12)	($0.12)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)
Pro-forma Net Worth Per Share		$9.13	$8.35	$7.76	$7.25
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$9.13	$8.35	$7.76	$7.25

Pro Forma Effect of Conversion Proceeds
As of March 31, 2005

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	($0.14)	($0.12)	($0.10)	($0.09)
Incremental return Per Share	(8)	$0.08	$0.08	$0.08	$0.08
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Option Expense Per Share	(10)	($0.02)	($0.02)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	($0.11)	($0.09)	($0.07)	($0.06)
Shares Utilized for EPS	(8)	72,067	84,784	97,502	112,128
Shares Utilized for Stockholders Equity	(9)	74,733	87,921	101,109	116,276
Pro-forma Ratios					
Price/EPS without Adjustment		-68.18	-83.33	-107.14	-125.00
Price/EPS with Adjustment		-68.18	-83.33	-107.14	-125.00
Price/Book Value per Share		109.53%	119.76%	128.87%	137.93%
Price/Tangible Book Value		109.53%	119.76%	128.87%	137.93%
Market Value/Assets		14.44%	16.82%	19.15%	21.78%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered	33,182	39,038	44,893	51,627
Price Per Share	10	10	10	10
Gross Proceeds	331,820	390,380	448,930	516,270
Estimated Insider Purchases	**-4,600**	**-4,600**	**-4,600**	**-4,600**
ESOP Purchases	-27,342	-32,167	-36,992	-42,541
Proceeds to Base Fee On	299,878	353,613	407,338	469,129
Underwriters Percentage	**0.79%**	**0.79%**	**0.79%**	**0.79%**
Underwriters Fee	2,376	2,801	3,227	3,716
Advisory Fee	**0**	**0**	**0**	**0**
Total Underwriters Fee	2,376	2,801	3,227	3,716
All Other Expenses	**2,141**	**2,141**	**2,141**	**2,141**
Total Expense	4,517	4,942	5,368	5,857
Full Shares	74,733	87,921	101,109	116,276
Shares Outstanding	33,182	39,038	44,893	51,627
Less: ESOP Adjustment	2,734	3,217	3,699	4,254
Plus: SOP 93-6 ESOP Shares	68	80	92	106
Shares for all EPS Calculations	72,067	84,784	97,502	112,128

Post Foundation

	Appraised Value			
	$747,329,563	$879,211,250	$1,011,092,938	$1,162,756,878
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	747,330	879,211	1,011,093	1,162,757
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	996	1,171	1,347	1,549
Total Shares	748,325	880,382	1,012,440	1,164,306
Exchange Shares 1	-	-	-	-
Conversion Shares	747,330	879,211	1,011,093	1,162,757
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$7,473,296	$8,792,113	$10,110,929	$11,627,569
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		74,732,956	87,921,125	101,109,294	116,275,688
Less: New ESOP Adjustment		2,734,187	3,216,690	3,699,194	4,254,073
Plus: New MRP issued	(1)	1,464,765	1,723,254	1,981,742	2,279,003
Plus: New SOP 93-6 ESOP Shares	(2)	68,355	80,417	92,480	106,352
Shares for all EPS Calculations		73,531,889	86,508,106	99,484,322	114,406,970
EPS		$ (0.11)	$ (0.09)	$ (0.07)	$ (0.06)
BV/Share		$8.98	$8.20	$7.63	$7.13
BV Dilution		1.65%	1.79%	1.73%	1.70%
Voting Dilution		1.96%	1.96%	1.96%	1.96%
Actual number of shares for EPS calculations		72,067,124	84,784,852	97,502,580	112,127,967
Actual number of shares for Foundation		995,456	1,171,125	1,346,794	1,548,813

Option Dilution					
Shares Outstanding		74,732,956	87,921,125	101,109,294	116,275,688
Less: New ESOP Adjustment		2,734,187	3,216,690	3,699,194	4,254,073
Plus: Options	(1)	3,661,914	4,308,135	4,954,355	5,697,508
Plus: New SOP 93-6 ESOP Shares	(2)	68,355	80,417	92,480	106,352
Shares for all EPS Calculations		75,729,038	89,092,987	102,456,935	117,825,475
EPS		$ (0.11)	$ (0.09)	$ (0.07)	$ (0.06)
BV/Share		$9.19	$8.44	$7.88	$7.39
Voting Dilution		5.08%	5.08%	5.08%	5.08%

Investors Savings Bank
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2004
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$747,329,563	31.25						
Price-Core Earnings Ratio P/E	$879,211,250	37.04	43.01	39.15	32.70	32.70	43.83	38.90
	$1,011,092,938	41.67						
	$1,162,756,878	45.45						
	$747,329,563	108.93%						
Price-to-Book Ratio P/B	$879,211,250	119.19%	211.78%	191.40%	96.22%	89.04%	192.75%	172.05%
	$1,011,092,938	128.37%						
	$1,162,756,878	137.36%						
	$747,329,563	108.93%						
Price-to-Tangible Book Ratio P/TB	$879,211,250	119.19%	232.69%	229.90%	98.13%	89.04%	206.09%	187.10%
	$1,011,092,938	128.37%						
	$1,162,756,878	137.36%						
	$747,329,563	13.33%						
Price-to-Assets Ratio P/A	$879,211,250	15.55%	24.00%	25.29%	26.04%	28.22%	27.24%	27.46%
	$1,011,092,938	17.72%						
	$1,162,756,878	20.17%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended June 30, 2004		$	**19,837**	(1)
Pre-Conversion Book Value	B			
As of June 30, 2004		$	**401,663**	
Pre-Conversion Assets	A			
As of June 30, 2004		$	**5,318,140**	
Return on Money	R		**2.57%**	(2)
Conversion Expenses		$	5,293	
	X		1.36%	(3)
Proceeds Not Invested		$	49,400	(4)
Estimated ESOP Borrowings			**$32,167**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$1,072	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**30**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**17,233**	(6)
MRP Purchases (of total shares)	M		1.96%	
MRP Expense		$	3,447	
Stock Foundation Amount		$	11,711	
Stock Foundation %	F		**3.00%**	
Cash Foundation %			**1.00%**	
Tax Rate	TAX		**35.00%**	
Percentage Sold	PCT		**45.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended March 31, 2005.

(2) Net Return assumes a reinvestment rate of 3.96 percent (the 3 year Treasury at March 31, 2005), and a tax rate of 35%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$390,375,000$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$390,375,000$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$390,375,000$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $747,329,563 at 44%	33,181,875	$10	$331,818,750
Appraised Value - $879,211,250 at 44%	39,037,500	$10	$390,375,000
Appraised Value - $1,011,092,938 at 44%	44,893,125	$10	$448,931,250
Appraised Value - $1,162,756,878 at 44%	51,627,094	$10	$516,270,940

Pro Forma Effect of Conversion Proceeds
As of June 30, 2004

(Dollars in Thousands, Except Per Share Amounts)

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
Minority %		44%	44%	44%	44%
Minority Shares		33,181,875	39,037,500	44,893,125	51,627,094
Conversion Proceeds		74,733	87,921	101,109	116,276
Shares Offered		33,182	39,038	44,893	51,627
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$331,819	$390,375	$448,931	$516,271
Plus: Value issued to Foundation	(9)	$9,955	$11,711	$13,468	$15,488
Pro Forma Market Capitalization		$341,774	$402,086	$462,399	$531,759
Gross Proceeds		$331,819	$390,375	$448,931	$516,271
Less: Est. Conversion Expenses		$4,890	$5,293	$5,677	$5,986
Less: Capital to MHC		$0	$0	$0	$0
Less: Cash to Foundation		$3,318	$3,904	$4,489	$5,163
Net Proceeds		$323,611	$381,178	$438,765	$505,122
Estimated Income from Proceeds					
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Less: ESOP Adjustment	(3)	$27,342	$32,167	$36,992	$42,541
Less: MRP Adjustment	(3)	$14,648	$17,233	$19,817	$22,790
Net Proceeds Reinvested		$281,621	$331,778	$381,956	$439,791
Estimated Incremental Rate of Return		2.57%	2.57%	2.57%	2.57%
Estimated Incremental Return		$7,249	$8,540	$9,832	$11,320
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$592	$697	$801	$922
Less: Option Expense	(10)	$2,385	$2,805	$3,226	$3,710
Less: Amortization of MRP	(8)	$1,523	$1,792	$2,061	$2,370
Pro-forma Net Income		$2,749	$3,246	$3,744	$4,318
Earnings Before Conversion		$ 19,837	$ 19,837	$ 19,837	$ 19,837
Earnings Excluding Adjustment		$22,586	$23,083	$23,581	$24,155
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$22,586	$23,083	$23,581	$24,155

Pro Forma Effect of Conversion Proceeds
As of June 30, 2004

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at March 31, 2005		$ 401,663	$ 401,663	$ 401,663	$ 401,663
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Plus: Value issued to the Foundation		$13,273	$15,615	$17,957	$20,651
Less: After Tax cost of Foundation		($8,627)	($10,150)	($11,672)	($13,423)
Less: ESOP Adjustment	(1)	(27,342)	(32,167)	(36,992)	(42,541)
Less: MRP Adjustment	(2)	(14,648)	(17,233)	(19,817)	(22,790)
Pro-forma Net Worth		$687,930	$738,906	$789,904	$848,682
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$687,930	$738,906	$789,904	$848,682
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$687,930	$738,906	$789,904	$848,682
Pro-forma Assets					
Total Assets at March 31, 2005		$ 5,318,140	$ 5,318,140	$ 5,318,140	$ 5,318,140
Net Conversion Proceeds		$323,611	$381,178	$438,765	$505,122
Plus: Value issued to the Foundation		$13,273	$15,615	$17,957	$20,651
Less: After Tax cost of Foundation		($8,627)	($10,150)	($11,672)	($13,423)
Less: ESOP Adjustment	(1)	(27,342)	(32,167)	(36,992)	(42,541)
Less: MRP Adjustment	(2)	(14,648)	(17,233)	(19,817)	(22,790)
Pro-forma Assets Excluding Adjustment		5,604,407	5,655,383	5,706,381	5,765,159
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$5,604,407	$5,655,383	$5,706,381	$5,765,159
Per Share Data					
Net Worth at March 31, 2005		$5.37	$4.57	$3.97	$3.45
Estimated Net Proceeds		$4.37	$4.38	$4.38	$4.39
Plus: Value issued to the Foundation		$0.13	$0.13	$0.13	$0.13
Less: After Tax cost of Foundation		($0.12)	($0.12)	($0.12)	($0.12)
Less: ESOP Stock		($0.37)	($0.37)	($0.37)	($0.37)
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)
Pro-forma Net Worth Per Share		$9.18	$8.39	$7.79	$7.28
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$9.18	$8.39	$7.79	$7.28

Pro Forma Effect of Conversion Proceeds
As of June 30, 2004

		$ 747,329,563 Independent Valuation	$ 879,211,250 Independent Valuation	$ 1,011,092,938 Independent Valuation	$ 1,162,756,878 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.28	$0.23	$0.20	$0.18
Incremental return Per Share	(8)	$0.10	$0.10	$0.10	$0.10
ESOP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Option Expense Per Share	(10)	($0.03)	($0.03)	($0.03)	($0.03)
MRP Adjustment Per Share	(8)	($0.02)	($0.02)	($0.02)	($0.02)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.32	$0.27	$0.24	$0.22
Shares Utilized for EPS	(8)	72,090	84,811	97,533	112,164
Shares Utilized for Stockholders Equity	(9)	74,733	87,921	101,109	116,276
Pro-forma Ratios					
Price/EPS without Adjustment		31.25	37.04	41.67	45.45
Price/EPS with Adjustment		31.25	37.04	41.67	45.45
Price/Book Value per Share		108.93%	119.19%	128.37%	137.36%
Price/Tangible Book Value		108.93%	119.19%	128.37%	137.36%
Market Value/Assets		13.33%	15.55%	17.72%	20.17%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Full Shares	74,733	87,921	101,109	116,276
Shares Outstanding	33,182	39,038	44,893	51,627
Less: ESOP Adjustment	2,734	3,217	3,699	4,254
Plus: SOP 93-6 ESOP Shares	91	107	123	142
Shares for all EPS Calculations	72,090	84,811	97,533	112,164

Post Foundation

	Appraised Value			
	$747,329,563	$879,211,250	$1,011,092,938	$1,162,756,878
Conclusion	44%	44%	44%	44%
Shares Issued and Exchanged	747,330	879,211	1,011,093	1,162,757
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	996	1,171	1,347	1,549
Total Shares	748,325	880,382	1,012,440	1,164,306
Exchange Shares	-	-	-	-
Conversion Shares	747,330	879,211	1,011,093	1,162,757
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$7,473,296	$8,792,113	$10,110,929	$11,627,569
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		74,732,956	87,921,125	101,109,294	116,275,688
Less: New ESOP Adjustment		2,734,187	3,216,690	3,699,194	4,254,073
Plus: New MRP issued	(1)	1,464,765	1,723,254	1,981,742	2,279,003
Plus: New SOP 93-6 ESOP Shares	(2)	91,140	107,223	123,306	141,802
Shares for all EPS Calculations		73,554,674	86,534,912	99,515,149	114,442,421
EPS		$ 0.31	$ 0.27	$ 0.24	$ 0.22
BV/Share		$9.03	$8.24	$7.66	$7.16
BV Dilution		1.65%	1.76%	1.64%	1.67%
Voting Dilution		1.96%	1.96%	1.96%	1.96%
Actual number of shares for EPS calculations		72,089,909	84,811,658	97,533,407	112,163,418
Actual number of shares for Foundation		995,456	1,171,125	1,346,794	1,548,813

Option Dilution					
Shares Outstanding		74,732,956	87,921,125	101,109,294	116,275,688
Less: New ESOP Adjustment		2,734,187	3,216,690	3,699,194	4,254,073
Plus: Options	(1)	3,661,914	4,308,135	4,954,355	5,697,508
Plus: New SOP 93-6 ESOP Shares	(2)	91,140	107,223	123,306	141,802
Shares for all EPS Calculations		75,751,823	89,119,793	102,487,762	117,860,926
EPS		$ 0.30	$ 0.26	$ 0.23	$ 0.20
BV/Share		$9.24	$8.48	$7.91	$7.43
Voting Dilution		5.08%	5.08%	5.08%	5.08%